Filed by Delta Corp Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Delta Corp Holdings Limited

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2024

Kaival Brands Innovations Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40641	83-3492907
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (833) 452-4825

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	KAVL	The Nasdaq Stock Market, LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger and Share Exchange Agreement

On September 23, 2024, Kaival Brands Innovations Group, Inc., a Delaware corporation (the “Company” or “KAVL”), entered into a definitive Merger and Share Exchange Agreement (the “Merger Agreement”) with Delta Corp Holdings Limited, a company incorporated in England and Wales (together with its successors and assigns, “Delta”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), KAVL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), and Delta Corp Cayman Limited (the “Seller”). The Company, Delta, Pubco, Merger Sub and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

Merger and Share Exchange

Pursuant to the Merger Agreement, the Parties will effect a merger and share exchange involving the following transactions:

(a)

Pubco shall acquire all of the issued and outstanding shares of Delta from each holder of Delta shares in exchange for the issuance by Pubco of ordinary shares in the capital of Pubco (the “Share Exchange”); and

(b)	immediately following to the completion of the Share Exchange, Merger Sub shall merge with and into KAVL (the “Merger”), with KAVL continuing as the surviving entity in the Merger.;

Upon consummation of the transactions contemplated by the Merger Agreement, including the Share Exchange and the Merger, each of KAVL and Delta will become wholly owned subsidiaries of Pubco. The Share Exchange, the Merger and the transactions related thereto are referred to herein as, the “Business Combination.”

In connection with the Merger:

(i)

All of the issued and outstanding shares of KAVL Series B Preferred Stock shall convert into shares of KAVL common stock at a conversion rate of approximately 0.4 shares of KAVL common stock for every share of KAVL Series B Preferred Stock and be included as outstanding shares of KAVL common stock immediately prior to the Merger;

(ii)

Each outstanding KAVL stock option, if it has not been exercised prior to the Merger, shall be cancelled, retired and/or terminated and cease to represent a right to acquire, be exchanged for or convert into KAVL common stock;

(iii)

Each issued and outstanding share of KAVL common stock immediately prior to the Merger  shall automatically be converted into the right to receive one Pubco Ordinary Share (the “Merger Consideration”), following which all such shares of KAVL common stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist; and

(iv)	Each KAVL common warrant issued and outstanding immediately prior to the Merger shall be converted into one (1) Pubco ordinary warrant, and each KAVL pre-funded warrant issued and outstanding immediately prior to the Merger shall be converted into one (1) Pubco pre-funded warrant. Each of the Pubco ordinary warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL common warrants, and each of the Pubco pre-funded warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL pre-funded warrants, except that they shall represent the right to acquire Pubco ordinary shares in lieu of shares of KAVL common stock.

The Business Combination transactions value Pubco as of the Closing as having an equity valuation of $301 million. KAVL expects that the holders of KAVL Common Stock and the holders of Delta Shares will hold approximately 10% and 90% (inclusive of shares to be distributed to advisors), respectively, of the Pubco Ordinary Shares immediately after the closing of the Business Combination (the “Closing”).

In addition, after the Closing the holders of Delta Shares (inclusive of shares to be distributed to financial advisors) will be entitled to receive an earnout of an additional $30,000,000 in Pubco Ordinary Shares (based on a share price equal to $31 million divided the number of outstanding shares of KAVL immediately prior to the Closing) based on Pubco’s consolidated revenue, net income and EBITDA for the fiscal year ended December 31, 2025.

Representations and Warranties; Covenants

Pursuant to the Merger Agreement, the Parties (other than Merger Sub) made customary representations and warranties for transactions of this type . All of the representations and warranties of the Parties will not survive Closing. The covenants and agreements of the Parties Sellers that by their terms are to be performed at or after the Closing shall, in each case, survive until fully performed. In addition, the parties to the Merger Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties during the period (the “Interim Period”) between the date of the execution of the Merger Agreement and the Closing to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the other party, in each case, subject to certain exceptions and qualifications. The covenants and agreements of the Parties that are by their terms to be performed prior to the Closing will not survive the Closing. The covenants and agreements of the Parties that by their terms are to be performed at or after the Closing shall, in each case, survive until fully performed.

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Closing Conditions

Pursuant to the Merger Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the representations and warranties of the Company, Delta, Pubco and Sellers being true and correct subject to the materiality standards contained in the Merger Agreement; (ii) material compliance by the Parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Merger Agreement; (iii) the approval by the Company’s stockholders of the Business Combination and certain other matters; (iv) the absence of any Material Adverse Effect (as defined in the Merger Agreement) with respect to Delta, Pubco or KAVL since the effective date of the Merger Agreement that is continuing and uncured; (v) the consummation of the Share Exchange; (vi) the expiration or termination, as applicable, of any waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws; (vi) the receipt of certain specified regulatory or third party consents; (vii) no governmental authority of competent jurisdiction shall have enacted any law or order in effect at the time of Closing which has the effect of making the Merger or other ancillary transactions illegal or otherwise prohibiting consummation of the Merger or ancillary transactions (a “Legal Restraint”); (viii) the Registration Statement (as defined below) being declared effective by the U.S. Securities and Exchange Commission (the “SEC”); (ix) the memorandum and articles of incorporation of Pubco have been amended and restated as mutually agreed upon by Pubco, Delta and KAVL; (x) the entry into certain ancillary agreements as of the Closing, including a new registration rights agreement with Pubco in form and substance reasonably acceptable to KAVL and Delta; (xi) the approval of the listing of the Pubco Ordinary Shares on Nasdaq (or such other national securities exchange); (xii) KAVL having no indebtedness, no outstanding convertible securities other than the KAVL warrants and sufficient cash and cash equivalents to pay its unpaid transaction expenses, (xiii) the amendment of certain engagement agreements with a financial advisor being in full force and effect; and (xiv) the receipt of certain closing deliverables.

The Conduct of Business During the Interim Period

During the Interim Period, the conduct of the Company’s and Delta’s respective businesses will be subject to the restrictions contained in the Merger Agreement, which include, without limitation, restrictions on: (i) amending, waiving or otherwise changing its organizational documents; (ii) issuing, granting selling, pledging or disposing its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards; (iii) taking corporate actions such as stock splits, combinations, recapitalizations, subdivisions or pay any dividends or make any other distributions on its equity or redeem, purchase or otherwise acquire any of its securities; (iv) incurring or guaranteeing any indebtedness not made in the ordinary course of business in excess of specified thresholds; (v) terminating, waiving or assigning any material right under any material agreement to which the Company is a party or entering into any material contract (other than certain exceptions set forth in the Merger Agreement); (vi) establishing a new subsidiary or new line of business; (vii) failing to keep in force insurance policies or coverage; (viii) waiving, releasing, assigning, settling or compromising litigation in excess of specified thresholds; (ix) mergers and acquisitions activity; (x) adopting a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (xi) entering into any agreement, understanding or arrangement with respect to the voting or transfer of its equity; (xii) hiring employees and adopting benefit plans; entering into, amending waiving or terminating (other than terminations in accordance with their terms) any transaction with any related party to the Company (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business; and (xiii) authorizing or agreeing to taking any of the foregoing actions.

The Parties covenants during the Interim Period also contain a customary no shop, subject to a customary fiduciary out, requirements regarding the registration statement to be filed by Pubco with the SEC with respect to the Merger Agreement and the Transactions, and the related stockholder meeting to be held by KAVL to approve the Merger Agreement and the Transactions, and certain provisions regarding any financing that may be sought by the Parties in connection with the Transactions.

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Indemnification of Directors and Officers

The Parties agreed in the Merger Agreement to customary exculpation, indemnification and advancement of expenses existing in favor of specified current or former directors and officers of KAVL as provided therein.

Post-Closing Board of Directors and Officers of Pubco

The board of directors of Pubco upon the Closing shall be comprised one individual designated by the Company prior to Closing and up to six (6) individuals that are designated by Delta prior to Closing. The chief executive officer and chief financial officer of Pubco upon Closing shall be the same individuals serving in those capacities at Delta prior to Closing.

Termination

The Merger Agreement may be terminated time prior to the Closing, including, among others, (i) by the mutual written consent of the Company and Delta, (ii) by written notice by the Company or Delta to the other if any of the conditions to the Closing have not been satisfied or waived by February 15, 2025; (iii) by written notice by either the Company or Delta to the other if a Legal Restraint has become final and non-appealable; (iv) by written notice by Delta to the Company if there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of the Company becomes untrue or inaccurate, such that the related condition to Closing will not be satisfied; (v) by written notice by the Company to Delta if there has been a breach by Delta of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Delta becomes untrue or inaccurate such that the related condition to Closing will not be satisfied; (vi) by written notice by KAVL to Delta, if there shall have been a Material Adverse Effect on the Delta or Pubco following the date of the Merger Agreement which is uncured and continuing; (vii) by written notice by Delta to KAVL, if there shall have been a Material Adverse Effect on KAVL following the date of the Merger Agreement which is uncured and continuing; (viii) by written notice by either the Company or Delta to the other if a special stockholder meeting is held for the purpose of approving the Merger Agreement and Transactions and such approval is not obtained at such meeting; (ix) by written notice by KAVL to Delta or Delta to Kaival, if KAVL accepts a takeover proposal or KAVL’s board of directors changes its recommendation with respect to the Merger Agreement and Transactions, in either case, pursuant to its fiduciary out rights as set forth in the Merger Agreement; or (x) by written notice by Delta to KAVL, if KAVL has not delivered to Delta and Pubco duly executed copies of Voting Agreements by KAVL and the holders of KAVL Securities obligated thereunder representing at least a majority of the outstanding shares of Kaival common stock on or prior to October 31, 2024.

If the Merger Agreement is terminated by KAVL or Delta as a result of a willful breach of a representation, warranty or covenant by the other party, then the breaching party will pay the non-breaching party a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. In addition, if KAVL or Delta terminate the Merger Agreement, as a result of KAVL accepting a superior offer to the transactions contemplated by Business Combination from a third party, then a termination fee of $1.3 million plus reasonable expenses up to $1 million shall be payable by KAVL to Delta.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. Any terms not defined herein shall have the same meaning attributed to them in the Merger Agreement.

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Voting Agreements

Concurrently with the entry into the Merger Agreement, KAVL, Delta and Pubco entered into voting and support agreements (“Voting Agreements”) with certain KAVL executive officers and directors (the “Voting Support Parties”). Pursuant the Voting Agreements, the Voting Support Parties have agreed to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, their shares of KAVL Common Stock (i) in favor of, and adopt, Business Combination and the Merger Agreement, (ii) in opposition to: (A) any takeover proposal as described in the Merger Agreement and any and all other proposals (x) for the acquisition of KAVL, (y) that could reasonably be expected to delay or impair the ability of KAVL to consummate the Business Combination, or (z) which are in competition with or materially inconsistent with the Merger Agreement or any related agreements; (B) other than as contemplated by the Merger Agreement, any material change in (x) the present capitalization of KAVL or any amendment of KAVL’s organizational documents or (y) KAVL’s corporate structure or business; or (C) any other action or proposal involving any company affiliated with KAVL that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Business Combination or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled.

Each Voting Support Party has also granted Delta (or any designee of Delta) until the termination of the Voting Agreements, an irrevocable proxy and has appointed Delta (or any designee of Delta) as their attorney-in-fact in respect of matters related to the Merger as specified in the Merger Agreement.

Each Voting Support Party has also agreed that until the termination of the Voting Agreement, subject to certain exceptions, the Voting Support Party will not, nor will it cause its Affiliates to without the prior written consent of Pubco and Delta, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a transfer of, any or all of the securities of KAVL, (ii) grant any proxies or powers of attorney with respect to any or all of the securities of KAVL; (iii) permit to exist any lien of any nature whatsoever (subject to certain exceptions) with respect to any or all of the securities of KAVL; or (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting the Voting Support Party’s ability to perform its obligations under the Voting Agreement.

The Voting Agreements will automatically terminate upon the earlier of (i) the mutual written consent of each of Pubco, Delta, KAVL, and the Voting Support Party, (ii) the effective time of the Merger, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

Delta and Pubco have the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements substantially similar to the Voting Agreements on or before October 31, 2024.

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The foregoing description is only a summary of the Voting Agreement and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Lock-Up Agreements

Concurrently with the entry into the Merger Agreement, Pubco, Delta and Kaival have entered into lock-up agreements with the directors and officers of Kaival and the Sellers. These lock-up agreements provide for a lock-up period commencing on the date of Closing and ending on the earlier of: (a) the six (6)-month anniversary of the date of the Closing (the “Lock-up Period”), (b) the date on which the closing price of Pubco Ordinary Shares on Nasdaq (or other applicable exchange) is at least one-hundred and ten percent (110%) of the Per KAVL Share Price (as defined in the Merger Agreement) for twenty (20) out of thirty (30) consecutive trading days commencing after the Closing, or (c) the date on which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property. Notwithstanding the foregoing, with respect to the lock-up agreements entered into with the directors and officers of Kaival (but not the lock-up agreements entered into with the Sellers) from and after the three (3) month anniversary of the date of Closing until the end of the Lock-Up Period, the locked-up party shall be permitted to sell or transfer Pubco Ordinary Shares each trading day in an aggregate amount no greater than ten percent (10%) of the trading volume of the Pubco Ordinary Shares as reported on Bloomberg, LP for the prior trading day (as such trading volume is equitably adjusted for stock splits, stock dividends, reorganizations and recapitalizations after the Closing), and any such sales or transfers shall not be a prohibited transfer thereunder.

Pubco, Delta and KAVL have entered into lock-up agreements with the Seller which are similar to the lock-up agreements described above other than the leak out provision.

The foregoing description is only a summary of the lock-up and is qualified in its entirety by reference to the full text of the form of lock-up/leak out agreement, which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Prospectus and Proxy Statement

As promptly as practicable after the effective date of the Merger Agreement, Pubco will file with the SEC a Registration Statement on Form F-4 registering the Pubco Securities and containing a prospectus and proxy statement to be delivered to the Company’s stockholders in connection with a special meeting of the Company’s stockholders to consider approval and adoption of (i) the Business Combination; and (ii) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination; and (iii) the adjournment of the special meeting of the Company’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of the Company.

5

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco, KAVL and Delta plan to file or cause to be filed relevant materials with the SEC, including a Pubco registration statement on Form F-4 (the “Registration Statement”) that will contain a proxy statement of KAVL and a prospectus for registration of shares of Pubco. The Registration Statement has not been filed with or declared effective by the SEC. Following and subject to the Registration Statement being declared effective by the SEC, its definitive proxy statement/prospectus would be mailed or otherwise disseminated to KAVL’s stockholders. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF KAVLARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DELTA, KAVL, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Pubco and KAVL with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by KAVL by directing a written request to: Kaival Brands Innovations Group, Inc., 4460 Old Dixie Highway Grant-Valkaria, Florida. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Business Combination.

Participants in the Solicitation

KAVL and its directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of KAVL with respect to the proposed Business Combination and related matters. Information about the directors and executive officers of KAVL, including their ownership of shares of KAVL Brands common stock, is included in KAVL’s Annual Report on Form 10-K for the year ended October 31, 2023, which was filed with the SEC on February 14, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from KAVL shareholders, including a description of their interests in the proposed business combination by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC when they become available. The directors and officers of Delta do not currently hold any interests, by security holdings or otherwise, in KAVL.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K, including the exhibits thereto contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Pubco, KAVL and Delta. All statements other than statements of historical facts contained in this Form 8-K, including statements regarding Pubco’s, KAVL’s or Delta’s future results of operations and financial position, Pubco’s, KAVL’sand Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Pubco, KAVL and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed Business Combination: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KAVL’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement, including due to failure to obtain approval of the shareholders of KAVL or other conditions to closing in the definitive agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the business combination; the risk that the transactions contemplated by the Business Combination disrupt current plans and operations of KAVL as a result of the announcement and consummation of these transactions; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Pubco, Delta or KAVL may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the Registration Statement and accompanying proxy statement/prospectus (when available) relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by Pubco and KAVL. Moreover, Pubco, Delta and KAVL operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Pubco’s, Delta’s and KAVL’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. None of Pubco, Delta or KAVL gives any assurance that either Delta or KAVL or Pubco will achieve its expectations. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, Pubco, Delta and KAVL assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

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 Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Merger Agreement dated September 23, 2024

10.1	Form of Voting and Support Agreement

10.2	Form of Lock-up Agreement

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 27, 2024	Kaival Brands Innovations Group, Inc.

	By:	/s/ Mark Thoenes
Mark Thoenes
Chief Executive Officer

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EXHIBIT 2.1

MERGER AND SHARE EXCHANGE AGREEMENT

by and among

Delta Corp Holdings LIMITED,
as Delta,

DELTA CORP HOLDINGS LIMITED,
as Pubco,

KAVL MERGER SUB INC.,
 as Merger Sub,

KAIVAL BRANDS INNOVATIONS GROUP, INC.,
as KAVL

and

THE SHAREHOLDERS OF DELTA NAMED HEREIN,
as the Sellers

Dated as of September 23, 2024

{THIS DRAFT IS SUBJECT TO CHANGE BASED ON THE PARTIES’ RESPECTIVE DUE DILIGENCE INVESTIGATION. THERE ARE NO BINDING OFFERS OR AGREEMENTS UNLESS AND UNTIL A FULLY EXECUTED DEFINITIVE MERGER AND SHARE EXCHANGE AGREEMENT IS DELIVERED BY THE PARTIES}

i

Article V. representations and warranties of pubco	29
5.1.Organization and Standing	29
5.2. Authorization; Binding Agreement	29
5.3. Governmental Approvals	29
5.4. Non-Contravention	30
5.5. Capitalization	30
5.6. Ownership of Delta Exchange Shares	30
5.7. Pubco and Merger Sub Activities	30
5.8 Tax and Legal Matters	31
5.9. Finder and Brokers	31
5.10. Investment Company Act	31
5.11. Information Supplied	31
5.12. Independent Investigation	31

Article VI. representations and warranties of DELTA	32
6.1. Organization and Standing	32
6.2. Authorization; Binding Agreement	32
6.3. Capitalization	33
6.4. Subsidiaries	34
6.5. Governmental Approvals	34
6.6. Non-Contravention	34
6.7. Financial Statements	35
6.8. Absence of Certain Changes	36
6.9. Compliance with Laws	36
6.10. Permits	36
6.11. Litigation	36
6.12. Material Contracts	37
6.13. Intellectual Property	38
6.14. Taxes and Returns	40
6.15. Real Property	42
6.16. Personal Property	42
6.17. Title to and Sufficiency of Assets	43
6.18. Employee Matters	43
6.19. Benefit Plans	44
6.20. Environmental Matters	45
6.21. Transactions with Delta Related Persons	46
6.22. Business Insurance	46
6.23. Top Customers and Suppliers	47
6.24 Certain Business Practices	47
6.25 Investment Company Act	48
6.26. Finders and Brokers	48
6.27. Information Supplied	48
6.28. Independent Investigation	48

vII. representations and warranties of THE SELLERS	49
7.1. Organization and Standing	49
7.2. Authorization; Binding Agreement	49
7.3. Ownership	49
7.4. Governmental Approvals	49
7.5. Non-Contravention	50
7.6. No Litigation	50
7.7. Investment Representations	50
7.8. Tax and Legal Matters	51
7.9. Finders and Brokers	51
7.10. Information Supplied	51
7.11. Independent Investigation	51

VIII. COVENANTS	52
8.1. Access and Information	52
8.2. Conduct of Business of Delta, Pubco, Merger Sub and the Sellers	53
8.3. Conduct of Business of KAVL	56
8.4. Annual and Interim Financial Statements	59
8.5. KAVL Public Filings	59
8.6. No Solicitation; Go Shop	59
8.7. No Trading	62
8.8. Notification of Certain Matters	62
8.9. Efforts	63
8.10. Further Assurances	64
8.11. The Registration Statement	64
8.12. Public Announcements	67
8.13. Confidential Information	68
8.14. Post-Closing Board of Directors and Executive Officers	69
8.15. Indemnification of Directors and Officers; Tail Insurance	69
8.16. Employment Agreements	70
8.17. Transfer Taxes	70
8.18. Tax Matters	70
8.19. Section 16 Matters	70
8.20. Delta Management Transfers	71
8.21. Listing	71
8.22. Amended Maxim Agreement	71
8.23. Transaction Financing	72

Article IX. Closing conditions	73
9.1. Conditions of Each Party’s Obligations	73
9.2. Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers	73
9.3. Conditions to Obligations of KAVL	75
9.4. Frustration of Conditions	76

Article X. TERMINATION AND EXPENSES	77
10.1. Termination	77
10.2. Effect of Termination	78
10.3. Fees and Expenses	78
10.4. Termination Fees	78

XI. WAIVERs And releases	79
11.1. Release and Covenant Not to Sue	79
11.2. No Recourse	80

xII. MISCELLANEOUS	80
12.1. Survival	80
12.2 Notices	81
12.3. Binding Effect; Assignment	82
12.4. Third Parties	82
12.5. Governing Law; Jurisdiction	82
12.6. WAIVER OF JURY TRIAL	83
12.7. Specific Performance	83
12.8. Severability	83
12.9. Amendment	83
12.10. Waiver	83
12.11. Entire Agreement	84
12.12. Interpretation	84
12.13. Counterparts	85

XIII DEFINITIONS	85
13.1. Certain Definitions	85
13.2. Section References	98

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A-1	Form of Seller Lock-Up Agreement

Exhibit A-2	Form of KAVL Holder Lock-Up Agreement

Exhibit B	Form of Voting Agreement

MERGER AND SHARE EXCHANGE AGREEMENT

This MERGER AND SHARE EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of September 23, 2024, by and among (i) Delta Corp Holdings Limited, a company incorporated in England and Wales (together with its successors and assigns, “Delta”), (ii) Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), (iii) KAVL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) Kaival Brands Innovations Group, Inc., a Delaware corporation (“KAVL”), and (v) each of the holders of outstanding capital stock of Delta named on Annex I hereto (collectively, the “Sellers”). Delta, Pubco, Merger Sub, KAVL and the Sellers are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in Article XIII hereof.

RECITALS:

WHEREAS, Delta, directly and indirectly through its direct and indirect subsidiaries, engages in the bulk logistics and energy logistics business and the management of assets related to the logistics business;

WHEREAS, KAVL, directly and indirectly through its subsidiaries, is focused on incubating and commercializing innovative products into mature and dominant brands, with a current focus on the sale, marketing and distribution of electronic nicotine delivery system products, also known as “e-cigarettes”;

WHEREAS, Pubco is a Cayman Islands exempted company that is wholly-owned by Delta, and Merger Sub is a newly incorporated Delaware corporation that is wholly-owned by Pubco;

WHEREAS, the Parties desire and intend to effect certain transactions whereby (a) Pubco shall acquire all of the issued and outstanding Delta Shares from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco (the “Share Exchange”), and (b) immediately following and subject to the Share Exchange, Merger Sub shall merge with and into KAVL, with KAVL continuing as the surviving entity in the merger, as a result of which, (i) KAVL shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of KAVL immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco (the “Merger” and, collectively with the Share Exchange and the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL and other applicable law;

WHEREAS, simultaneously with the execution and delivery of this Agreement (a) the Sellers are entering into lock-up agreements with Pubco, Delta and KAVL, in the form attached hereto as Exhibit A-1 (the “Seller Lock-Up Agreements”), which Seller Lock-Up Agreements shall become effective as of the Closing; and (b) certain holders of KAVL Stock are entering into lock-up agreements with Pubco, Delta and KAVL, in the form attached hereto as Exhibit A-2 (the “KAVL Holder Lock-Up Agreements” and, together with the Seller Lock-Up Agreements, the “Lock-Up Agreements”), which KAVL Holder Lock-Up Agreements shall become effective as of the Closing;

WHEREAS, at or prior to the Closing, Pubco, KAVL, Delta, the Sellers and the certain holders of KAVL Stock that are expected to be affiliates of Pubco for U.S. securities Laws purposes after the Closing will enter into a registration rights agreement, in form and substance reasonably acceptable to KAVL and Delta (the “Registration Rights Agreement”), which will become effective as of the Closing;

WHEREAS, prior to the Closing, the Parties intend that, in connection with the Transactions, Pubco and the current Chief Executive Officer and Chief Financial Officer of Delta shall enter into employment agreements (the “Employment Agreements”), effective as of the Closing, in form and substance reasonably acceptable to Delta and KAVL;

WHEREAS, Delta and Pubco have received voting and support agreements, in the form attached hereto as Exhibit B (collectively, the “Voting Agreements”), signed by KAVL and certain holders of KAVL Securities, and will receive additional Voting Agreements as promptly as practicable (but in any event within ten (10) days) after the execution and delivery of this Agreement;

WHEREAS, the boards of directors of Merger Sub and KAVL each (a) have determined that the Transactions are fair, advisable and in the best interests of their respective companies and security holders, and (b) have approved this Agreement and the Transactions, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of Pubco and Delta each (a) have determined that the Transactions are in the best interests of their respective companies, and (b) have approved this Agreement and the Transactions, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that, taken together, the Merger and the Share Exchange will be treated as a tax-free transaction pursuant to Section 351 of the Code and (ii) if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, this Agreement will constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1       Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement (including the completion of the Share Exchange), and in accordance with the applicable provisions of the DGCL, KAVL and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into KAVL, with KAVL being the surviving entity, following which the separate corporate existence of Merger Sub shall cease and KAVL shall continue as the surviving corporation in the Merger. KAVL, as the surviving corporation following the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to KAVL for periods after the Effective Time shall include the Surviving Corporation).

1.2       Effective Time. Simultaneous with or immediately following the completion of the Share Exchange, KAVL and Merger Sub shall cause the Merger to be consummated by filing Articles of Merger for the Merger of Merger Sub with and into KAVL, with KAVL being the surviving entity in the Merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.3       Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and KAVL shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include, without limitation, the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and KAVL set forth in this Agreement to be performed after the Effective Time, and the Surviving Corporation shall continue its existence as a wholly owned Subsidiary of Pubco.

1.4       Organizational Documents of Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of KAVL, each as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the certificate of incorporation and bylaws of Merger Sub, in each case as in effect immediately prior to the Effective Time, respectively (except that the name of the corporation may be changed to a name to be mutually agreed by Delta and KAVL) and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation until the same may be thereafter further amended and/or restated in accordance with their terms and the DGCL.

1.5       Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of KAVL shall resign and the board of directors and the executive officers of the Surviving Corporation shall as determined by Pubco, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.6       Effect of Merger on Issued Securities of KAVL, Pubco and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of KAVL, Pubco or Merger Sub:

(a)       KAVL Common Stock. Each share of KAVL Common Stock issued and outstanding immediately prior to the Effective Time, including the shares into which the KAVL Series B Preferred Stock converts in accordance with Section 1.6(b) below (but excluding than those shares of KAVL Common Stock described in Section 1.6(e) below), shall automatically be converted into the right to receive one Pubco Ordinary Share (the “Merger Consideration”), following which all such shares of KAVL Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(b)       KAVL Preferred Stock. In accordance with the terms of the KAVL Series B CoD, immediately prior to the Effective Time, all of the issued and outstanding shares of KAVL Series B Preferred Stock shall convert into shares of KAVL Common Stock at the Conversion Rate (as defined in the KAVL Series B CoD), and be included as outstanding shares of KAVL Common Stock immediately prior to the Effective Time for purposes of Section 1.6(a).

(c)       KAVL Stock Options and KAVL RSUs. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unvested KAVL Stock Option and unvested KAVL RSU shall immediately vest. Upon the Effective Time, each outstanding KAVL Stock Option and KAVL RSU, if it has not been exercised prior to the Effective Time, shall be , shall be cancelled, retired and/or terminated and cease to represent a right to acquire, be exchanged for or convert into KAVL Common Stock.

(d)       KAVL Warrants. Each KAVL Common Warrant issued and outstanding immediately prior to the Effective Time shall be converted into one (1) Pubco Ordinary Warrant, and each KAVL Pre-Funded Warrant issued and outstanding immediately prior to the Effective Time shall be converted into one (1) Pubco Pre-Funded Warrant. At the Effective Time, the KAVL Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Ordinary Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL Common Warrants, and each of the Pubco Pre-Funded Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL Pre-Funded Warrants, except that in each case they, except that they shall represent the right to acquire Pubco Ordinary Shares in lieu of shares of KAVL Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Ordinary Shares for delivery upon the exercise of such Pubco Warrants.

(e)       Cancellation of Capital Stock Owned by KAVL. If there are any shares of capital stock of KAVL that are owned by KAVL as treasury shares immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f)       Surrender of Shares of Pubco. The sole holder of shares in the capital of Pubco issued and outstanding at the Effective Time shall surrender all such shares to Pubco, which shares shall thereupon be canceled.

(g)       Cancellation of Shares of Merger Sub. All of the shares of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(h)       Exchange of KAVL Stock.

(i)       Appointment of Exchange Agent. Prior to the Effective Time, KAVL shall appoint VStock LLC (the “Exchange Agent”) to act as transfer and exchange agent with respect to the shares of KAVL to accomplish the deliveries and other actions contemplated by this Section 1.6. KAVL shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to Delta and Pubco.

(ii)       Escrow Arrangements with Exchange Agent. On or before the Effective Time, Pubco shall arrange with the Exchange Agent, for the benefit of the holders of shares of KAVL Stock outstanding immediately prior to the Effective Time, for exchange and transfer in accordance with this Article I, for shares of Pubco to be issued pursuant to this Article I in respect of shares of KAVL Stock outstanding immediately prior to the Effective Time to be held in escrow with the Exchange Agent (such shares, the “Pubco Book Entry Shares”). The Pubco Book Entry Shares subject to escrow with the Exchange Agent pursuant to this Section 1.6(g) are referred to collectively as the “Exchange Fund.”

(iii)       Promptly after the Closing Date, Pubco shall cause the Exchange Agent to mail to each holder of record of shares of KAVL Stock outstanding immediately prior to the Effective Time a letter of transmittal in a form prepared by Pubco and reasonably acceptable to KAVL (a “Letter of Transmittal”) (which shall specify that the delivery shall be effected only upon proper delivery of the certificates of KAVL Stock (the “KAVL Certificates”) (or affidavits of loss in lieu thereof) or transfer of the KAVL Book Entry Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of KAVL Book Entry Shares) and instructions for use in effecting the surrender of KAVL Certificates (or affidavits of loss in lieu thereof) or KAVL Book Entry Shares in exchange for the Merger Consideration.

(iv)       Each holder of shares of KAVL Stock that possesses the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a KAVL Certificate (or affidavit of loss in lieu thereof), together with a properly completed Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of KAVL Book Entry Shares, the Merger Consideration in respect of the shares of KAVL Stock represented by a KAVL Certificate (or affidavit of loss in lieu thereof) or KAVL Book Entry Shares. The Merger Consideration shall be in uncertificated book-entry form. The Exchange Agent shall accept such KAVL Certificates (or affidavits of loss in lieu thereof) or KAVL Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Merger Consideration is to be issued to a Person other than the Person in whose name the KAVL Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such KAVL Certificate shall be properly endorsed or such KAVL Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such KAVL Book Entry Shares shall be properly transferred, and (ii) the Person requesting such exchange shall pay to Pubco any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the KAVL Certificate (or the shares specified in an affidavit of loss in lieu thereof) and/or KAVL Book Entry Shares so surrendered, or such Person shall establish to the reasonable satisfaction of Delta that such Tax has been paid or is not applicable.

(v)       From and after the Effective Time, until surrendered as contemplated by this Section 1.6(g), each KAVL Certificate and/or KAVL Book Entry Share shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Letter of Transmittal, evidence of shares in book-entry form representing the Pubco Ordinary Shares that the holder of such KAVL Certificate and/or KAVL Book Entry Share is entitled to receive pursuant to this Article I. No interest will be paid or will accrue on any Merger Consideration. The issuance of the Merger Consideration in accordance with the terms of this Agreement shall be deemed issued in full satisfaction of all rights pertaining to such KAVL Stock (other than the right to receive dividends or other distributions, if any, in accordance with this Section 1.6(h).

(vi)       After the Effective Time, there shall be no further transfer on the records of KAVL of shares of KAVL Stock which have been converted, pursuant to this Agreement, into the right to receive the Merger Consideration set forth herein, and if any KAVL Certificates (or affidavits of loss in lieu thereof) and/or KAVL Book Entry Shares, together with a duly executed and properly completed Letter of Transmittal, are presented to the Exchange Agent, Pubco or the Surviving Corporation for transfer, they shall be cancelled and exchanged, without interest, for the Merger Consideration.

(vii)       None of Delta, KAVL, Pubco, or Merger Sub shall be liable to any Person in respect of any Pubco Ordinary Shares (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(viii)       If any KAVL Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery to Pubco of a bond of indemnity in an amount and upon terms reasonably satisfactory to Delta, and (iii) execution and delivery of a Letter of Transmittal, Pubco will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of KAVL Stock represented by such Certificate in accordance with the terms of this Agreement.

(i)       Transfers of Ownership. If any certificate representing securities of KAVL is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to KAVL or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of KAVL in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

(j)       No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Surviving Corporation, Pubco or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(k)       Surrender of KAVL Certificates. Securities issued upon the surrender of KAVL Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of KAVL Securities shall also apply to the Pubco Securities so issued in exchange.

1.7       Maxim Fees. Prior to the Closing, Delta shall issue to Maxim Partners LLC (“Maxim”) (or its designees), a number of Delta Shares that immediately after the Closing (giving effect to the Share Exchange hereunder) will be equal to the Maxim Fee Percentage multiplied by the number of Total Exchange Shares (the “Maxim Fee Shares”); provided, that, prior to the Closing, Maxim shall sign and deliver to the Parties a joinder in form and substance reasonably acceptable to Delta, KAVL and Maxim to become a party to this Agreement and participate in the Share Exchange, in substantially the same manner as a Seller hereunder with respect to the Delta Shares that it receives (although, for the avoidance of doubt, Maxim will not be a “Seller” for purposes of this Agreement). In addition, if any Delta Earnout Shares are issued to the Sellers pursuant to Section 2.4, Pubco shall issue to Maxim (or its designees) simultaneously with such issuance to the Sellers a number of Pubco Ordinary Shares equal to the Maxim Fee Percentage multiplied by the number of Earnout Shares (the “Maxim Earnout Shares”); provided, that the Maxim Earnout Shares shall be subject to the same provisions of Section 2.4(d) that apply to the Delta Earnout Shares in the event of a restatement of Pubco’s audited financial statements set forth in the 2025 Annual Report under the circumstances set forth in Section 2.4(d), and Maxim will comply with the equivalent obligations of the Sellers under Section 2.4(d) with respect to the Delta Earnout Shares. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Maxim Fee Shares and the Maxim Earnout shares shall the sole amounts issued to Maxim for the Delta Shares that it receives and Maxim will not receive any Delta Exchange Shares or Delta Earnout Shares as a Seller or other holder of Delta Shares or other Delta Securities hereunder.

1.8       Certain Adjustments. Without limiting the provisions of this Agreement, if, from the date hereof until the Effective Time, the outstanding shares of KAVL Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar transaction, the Merger Consideration and any items on which the calculation of the Merger Consideration depends, as the case may be, shall be correspondingly adjusted as appropriate to provide the holders of KAVL Stock and KAVL Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.9       Fractional Shares. Any fractional Pubco Ordinary Share that otherwise would be issuable pursuant to the Merger shall be rounded up or down to the nearest whole share of Pubco Ordinary Shares.

1.10       Tax Consequences. The Parties hereby agree and acknowledge that, for U.S. federal income Tax purposes, taken together, the Share Exchange and the Merger, are intended to qualify as exchanges described in Section 351 of the Code. The Merger may also qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, if it so qualifies, this Agreement shall constitute and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Tax treatment described in this Section 1.9. Each of the Parties acknowledges and agrees that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (b) is responsible for paying its own Taxes, including any Taxes that may arise if the Share Exchange and the Merger, taken together, do not qualify as exchanges described in Section 351 of the Code.

1.11       Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of KAVL and Merger Sub, the officers and directors of KAVL and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
SHARE EXCHANGE

2.1       Exchange of Delta Shares. At the Closing, upon the terms and subject to the conditions of this Agreement, immediately prior to the consummation of the Merger, the Sellers shall sell, transfer, convey, assign and deliver to Pubco, and Pubco shall purchase, acquire and accept from the Sellers, all of the Delta Shares held by the Sellers (collectively, the “Purchased Shares”), which comprise all of Delta Shares issued and outstanding as of the Closing Date, free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws). At or prior to the Closing, Delta shall terminate any issued and outstanding Delta Convertible Securities (if any), without any consideration, payment or Liability therefor.

2.2       Exchange Consideration. Subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares (subject to the contingent obligation to issue the Delta Earnout Shares in accordance with Section 2.4 below), at the Effective Time, Pubco shall issue and register in the name of the Sellers an aggregate number of Pubco Ordinary Shares equal to the number of Delta Exchange Shares. The Delta Exchange Shares shall be allocated amongst the Sellers pro rata based on the number of Purchased Shares owned by each Seller as of the Closing. As of the Closing, each Seller shall cease to have any other rights in and to Delta or the Surviving Corporation. In addition, the Sellers shall have the contingent right to receive the Delta Earnout Shares in accordance with Section 2.4 below.

2.3       Surrender of Delta Securities and Disbursement of Exchange Consideration.

(a)       At the Closing, Pubco shall cause the Delta Exchange Shares to be issued to the Sellers in exchange for their Delta Shares in accordance with each Seller’s portion of the Exchange Consideration.

(b)       At the Closing, each Seller will transfer to, and register in the name of, Pubco its Delta Shares, including any certificates representing Delta Shares (“Delta Certificates”), along with applicable share power or transfer forms reasonably acceptable to Pubco. In the event that any Delta Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Delta Certificate to Pubco, the Seller may instead deliver to Pubco an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Pubco (a “Lost Certificate Affidavit”), which at the reasonable discretion of Pubco may include a requirement that the owner of such lost, stolen or destroyed Delta Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco or Delta with respect to Delta Shares represented by Delta Certificates alleged to have been lost, stolen or destroyed.

(c)       Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Ordinary Share will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Ordinary Share (after aggregating all fractional Pubco Ordinary Shares that would otherwise be received by such Person) shall instead have the number of Pubco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Pubco Ordinary Share.

2.4       Earnout.

(a)       Following the Closing, upon the terms and subject to the conditions set forth herein, the Sellers shall have the contingent right to receive as additional consideration for the Share Exchange an aggregate amount of additional Pubco Ordinary Shares equal to (i) the number of Earnout Shares, multiplied by (ii) a percentage equal to (A) 100% minus (B) the Maxim Fee Percentage (the “Delta Earnout Shares”).

(b)       The Sellers shall have the contingent right to receive the Delta Earnout Shares if:

(i)       the 2025 Revenue is equal to or exceeds Seven Hundred Million Dollars ($700,000,000); and

(ii)       either (A) the 2025 EBITDA is equal to or exceeds Twenty Million Dollars ($20,000,000) or (B) the 2025 Net Income is equal to or exceeds Ten Million Dollars ($10,000,000).

(c)       The Delta Earnout Shares shall be issued to the Sellers within ten (10) calendar days following the date on which Pubco files the 2025 Annual Report with the SEC. The Delta Earnout Shares shall be allocated amongst the Sellers pro rata based on the number of Purchased Shares owned by each Seller as of the Closing.

(d)       If (i) Delta Earnout Shares are issued pursuant to this Section 2.4, (ii) within one (1) year of filing the 2025 Annual Report with the SEC, Pubco’s financial statements that are set forth therein are restated, (iii) prior to the time of such restatement Pubco has not changed its auditor that conducted the audit of Pubco’s audited financial statements set forth in the 2025 Annual Report, and (iv) in such restatement, either (x) 2025 Revenue (as restated, the “Restated 2025 Revenue”) is below $700,000,000 or (y) (A) 2025 EBITDA (as restated, the “Restated 2025 EBITDA”) is below $20,000,000 and (B) 2025 Net Income (as restated, the “Restated Net Income”) is equal to or exceeds $10,000,000, then a percentage equal to the greatest of the 2025 Revenue Shortfall Percentage, the 2025 EBITDA Shortfall Percentage and the 2025 Net Income Shortfall Percentage, in each case, of the number of Delta Earnout Shares shall be returned by the Sellers to Pubco and cancelled; provided, that in lieu of returning such Delta Earnout Shares the Sellers may, in their sole discretion, either (A) return other Pubco Ordinary Shares to Pubco and/or (B) pay an amount in cash to Pubco equal to the number of Delta Earnout Shares so required to be returned, multiplied by the VWAP of Pubco Ordinary Shares for the twenty (20) Trading Days ending immediately prior the date of such payment. For the avoidance of doubt, the foregoing provisions of this Section 2.4(d) (I) shall not apply if Pubco changes it auditor after the filing of the 2025 Annual Report and prior to such restatement, and (II) will not impose any restrictions on transfer or disposition of the Delta Earnout Shares by the Sellers after the issuance of such Delta Earnout Shares pursuant to this Section 2.4.

2.5       Seller Consent. Each Seller, as a shareholder or other security holder of Delta, hereby approves, authorizes and consents to Delta’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by Delta of its obligations hereunder and thereunder and the consummation by Delta of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of Delta) pursuant to Delta’s Organizational Documents, any other agreement in respect of Delta to which any Seller is a party or bound and all applicable Laws.

2.6       Termination of Certain Agreements. Without limiting the provisions of Section 11.1, Delta and the Sellers hereby agree that, effective at the Closing, (a) any shareholders’, voting or similar agreement among Delta and any of the Sellers or among the Sellers with respect to Delta’s share capital, and (b) any registration rights agreement between Delta and its shareholders, in each case of clauses (a) and (b), shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect. Further, each Seller and Delta hereby waive any obligations of the parties under Delta’s Organizational Documents or any agreement described in clause (a) above with respect to the transactions contemplated by this Agreement and the Ancillary Documents, and any failure of the Parties to comply with the terms thereof in connection with the Transactions.

Article III
CLOSING

3.1       Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP (“EGS”), 1345 Avenue of the Americas, New York, New York 10105, remotely via the electronic exchange of signatures, on the second (2nd) Business Day after all of the Closing conditions set forth in this Agreement have been satisfied or waived, at 10:00 a.m. local time, or at such other date, time or place as KAVL and Delta may agree (the date and time at which the Closing is actually held being the “Closing Date”). Closing signatures may be transmitted by e-mailed PDF files or by facsimile.

Article IV
REPRESENTATIONS AND WARRANTIES OF KAVL

Except as set forth in (i) the disclosure schedules delivered by KAVL to Delta, Pubco and the Sellers on the date hereof (the “KAVL Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement (the “Qualifying SEC Reports”), KAVL represents and warrants to Delta and Pubco, as of the date hereof and as of the Closing, as follows:

4.1       Organization and Standing. KAVL is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each other KAVL Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization. Each KAVL Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each KAVL Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any KAVL Company is qualified to conduct business and all names other than its legal name under which any KAVL Company does business. KAVL has heretofore made available to Delta accurate and complete copies of its Organizational Documents, each as currently in effect. KAVL is not in violation of any provision of its Organizational Documents.

4.2       Authorization; Binding Agreement. KAVL has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required KAVL Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of KAVL and (b) other than the Required KAVL Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of KAVL are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which KAVL is a party shall be when delivered, duly and validly executed and delivered by KAVL and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of KAVL, enforceable against KAVL in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). KAVL’s board of directors, by resolutions duly adopted unanimously at a meeting duly called and held or by unanimous written consent in lieu of a meeting (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, KAVL and its stockholders, (ii) approved this Agreement and the Transactions in accordance with KAVL’s Organizational Documents and the DGCL, (iii) directed that this Agreement and the Transactions be submitted to KAVL’s stockholders for adoption, and (iv) resolved to recommend that KAVL’s stockholders adopt this Agreement and the Transactions. The Voting Agreements executed and delivered by the holders of KAVL Securities and KAVL to Delta and Pubco upon or as promptly as practicable (but in any event on or before October 31, 2024 (the “Voting Agreement Delivery Date”)) after the execution and delivery of this Agreement include holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval, and such Voting Agreements are and will be in full force and effect upon their execution and delivery through the receipt of the Required KAVL Stockholder Approval.

4.3       Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority on the part of a KAVL Company is required to be obtained or made in connection with the execution, delivery or performance by KAVL of this Agreement and each Ancillary Document to which it is a party or the consummation by KAVL of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are contemplated by this Agreement, (c) any filings required with the Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on KAVL.

4.4       Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by KAVL of this Agreement and each Ancillary Document to which it is a party, the consummation by KAVL of the transactions contemplated hereby and thereby, and the compliance by KAVL with any of the provisions hereof and thereof, shall not (a) conflict with or violate any provision of any KAVL Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any KAVL Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by a KAVL Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of a KAVL Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person under or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any KAVL Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on KAVL.

4.5       Capitalization.

(a)       KAVL is authorized to issue 1,000,000,000 shares of KAVL Common Stock and 5,000,000 shares of KAVL Preferred Stock, of which 900,000 shares of KAVL Preferred Stock are designated as KAVL Series B Preferred Stock. The issued and outstanding KAVL Securities as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding shares of KAVL Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, KAVL’s Organizational Documents or any Contract to which KAVL is a party. None of the outstanding KAVL Securities have been issued in violation of any applicable securities Laws. The rights, privileges and preferences of the KAVL Series B Preferred Stock are as stated in KAVL’s certificate of incorporation, as amended, and the KAVL Series B CoD and as provided by the DGCL.

(b)       Except as set forth in Schedule 4.5(a) or Schedule 4.5(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of KAVL or (B) obligating KAVL to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such securities, or (C) obligating KAVL to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to KAVL. There are no outstanding obligations of KAVL to repurchase, redeem or otherwise acquire any shares of KAVL or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which KAVL is a party with respect to the voting of any shares of KAVL.

(c)       Each KAVL Stock Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a KAVL Stock Option was duly authorized no later than the date on which the grant of such KAVL Stock Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the KAVL Incentive Plan and all other applicable Laws; (iii) the per share exercise price of each KAVL Stock Option was equal or greater than the fair market value of a share of KAVL Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of KAVL.

(d)       All Indebtedness of KAVL as of the date of this Agreement is disclosed on Schedule 4.5(d). Except as set forth on Schedule 4.5(d), no Indebtedness of KAVL contains any restriction upon: (i) the prepayment of any such Indebtedness, (ii) the incurrence of Indebtedness by KAVL, (iii) the ability of KAVL to grant any Lien on its properties or assets, or (iv) the consummation of the Transactions.

(e)       Except as set forth on Schedule 4.5(e), since November 1, 2023, and except as contemplated by this Agreement, KAVL has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and KAVL’s board of directors has not authorized any of the foregoing.

4.6       Subsidiaries. Schedule 4.6 sets forth the name of each Subsidiary of KAVL, and with respect to each Subsidiary, (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of KAVL are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the KAVL Companies, free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which KAVL or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of KAVL other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of KAVL is a party or which are binding upon any Subsidiary of KAVL providing for the issuance or redemption of any equity interests of any Subsidiary of KAVL. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of KAVL. No Subsidiary of KAVL has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another KAVL Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.6, KAVL does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth on Schedule 4.6, no KAVL Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a KAVL Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.7       SEC Filings and KAVL Financials.

(a)       KAVL, since November 1, 2021, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by KAVL with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, KAVL has delivered to Delta copies in the form filed with the SEC of all of the following: (i) KAVL’s annual reports on Form 10-K for each fiscal year of KAVL beginning with the first year KAVL was required to file such a form, (ii) KAVL’s quarterly reports on Form 10-Q for each fiscal quarter that KAVL filed such reports to disclose its quarterly financial results in each of the fiscal years of KAVL referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by KAVL with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are referred to herein collectively as the “SEC Reports”), and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the KAVL Common Stock is listed on Nasdaq, (B) KAVL has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such KAVL Securities, (C) there are no Actions pending or, to the Knowledge of KAVL, threatened, against KAVL by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such KAVL Securities on Nasdaq and (D) such KAVL Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b)       The financial statements and notes of the KAVL Companies contained or incorporated by reference in the SEC Reports (the “KAVL Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the KAVL Companies at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable)).

(c)       All financial projections with respect to the KAVL Companies that were delivered by or on behalf of KAVL to Delta or Pubco or their respective Representatives were prepared in good faith using assumptions that KAVL believes to be reasonable.

(d)       All accounts, notes and other receivables, whether or not accrued, and whether or not billed (the “Accounts Receivable”), of the KAVL Companies arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a KAVL Company arising from its business. None of the Accounts Receivable of the KAVL Companies are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the KAVL Financials. All of the Accounts Receivable of the KAVL Companies are, to the Knowledge of KAVL, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the KAVL Companies (net of reserves) within ninety (90) days.

(e)       Except (i) as and to the extent reflected or reserved against in the KAVL Financials, (ii) for Liabilities incurred in the ordinary course of business since April 30, 2024, or (iii) as disclosed on Schedule 4.7(d), no KAVL Company has incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the KAVL Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since KAVL’s last annual report on Form 10-K.

(f)       Except as set forth in the Qualifying SEC Reports, the KAVL Companies are in compliance in all material respects with the applicable provisions of SOX.

(g)       KAVL has made available to Delta true and complete copies of all written comment letters from the staff of the SEC relating to the SEC Reports and all written responses of KAVL thereto through the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and, to the Knowledge of KAVL, none of the SEC Reports is the subject of ongoing SEC review. As of the date of this Agreement, to the Knowledge of KAVL, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened regarding KAVL, including any accounting practices of the KAVL Companies.

(h)       Except as set forth in the Qualifying SEC Reports, the KAVL Companies have established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The KAVL Companies’ disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by KAVL in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to KAVL’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. KAVL’s management has completed an assessment of the effectiveness of KAVL’s disclosure controls and procedures and, to the extent required by applicable law, presented in any applicable SEC Report that is a periodic report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Except as otherwise disclosed in the Qualifying SEC Reports, based on KAVL’s management’s most recently completed evaluation of the KAVL Companies’ internal control over financial reporting prior to the date of this Agreement, (i) the KAVL Companies had no significant deficiencies or material weaknesses in the design or operation of their internal control over financial reporting that would reasonably be expected to adversely affect KAVL’s ability to record, process, summarize and report financial information and (ii) KAVL does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the KAVL Companies’ internal control over financial reporting.

4.8       Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.8, the KAVL Companies have (a) conducted their business only in the ordinary course of business consistent with past practice, (b) not been, taken as whole, subject to a Material Adverse Effect and (c) have not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2(c) (without giving effect to Schedule 8.2(c)) if such action were taken on or after the date hereof without the consent of Delta.

4.9       Compliance with Laws. Except as set forth on Schedule 4.9, no KAVL Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any KAVL Company received, since January 1, 2019, any written, or, to the Knowledge of KAVL, notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10       Permits. Each KAVL Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any KAVL Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “KAVL Permits”), including those administered by the FDA or by any foreign, foreign, federal, state or local Governmental Authority performing functions similar to those performed by the FDA. KAVL has made available to Delta true, correct and complete copies of all material KAVL Permits, all of which material KAVL Permits are listed on Schedule 4.9. All of the KAVL Permits are in full force and effect, and no suspension or cancellation of any of KAVL Permits is pending or, to KAVL’s Knowledge, threatened. No KAVL Company is in violation in any material respect of the terms of any KAVL Permit, and no KAVL Company has received any written or, to the Knowledge of KAVL, oral notice of any Actions relating to the revocation or modification of any KAVL Permit.

4.11       Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to KAVL’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to KAVL’s Knowledge, threatened since January 1, 2019); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2019, in either case of (a) or (b) by or against any KAVL Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a KAVL Company must be related to the KAVL Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adverse to the KAVL Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon KAVL. Since January 1, 2019, none of the current or former officers, senior management or directors of any KAVL Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12       Material Contracts.

(a)       Schedule 4.12(a) sets forth a true, correct and complete list of, and KAVL has made available to Delta (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any KAVL Company is a party or by which any KAVL Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “KAVL Material Contract”) that:

(i)       contains covenants that limit the ability of any KAVL Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)       involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)       involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)       evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any KAVL Company having an outstanding principal amount in excess of $250,000;

(v)       involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any KAVL Company or another Person;

(vi)       relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any KAVL Company, its business or material assets;

(vii)       by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the KAVL Companies under such Contract or Contracts of at least $250,000 per year or $500,000 in the aggregate (other than each employment, management, service or consulting agreement);

(viii)       is with any KAVL Top Customer or KAVL Top Vendor;

(ix)       obligates the KAVL Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x)       is between any KAVL Company and any directors, officers or employees of a KAVL Company (other than at-will employment arrangements and restrictive covenants agreements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any KAVL Related Person;

(xi)       obligates the KAVL Companies to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

(xii)       relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any KAVL Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)       provides another Person (other than another KAVL Company or any manager, director or officer of any KAVL Company) with a power of attorney;

(xiv)       that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by KAVL as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if KAVL was the registrant; or

(xv)       is otherwise material to any KAVL Company and not described in clauses (i) through (xiv) above.

(b)       Except as disclosed in Schedule 4.12(b), with respect to each KAVL Material Contract: (i) such KAVL Material Contract is valid and binding and enforceable in all respects against the KAVL Company party thereto and, to the Knowledge of KAVL, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions contemplated by this Agreement will not affect the validity or enforceability of any KAVL Material Contract; (iii) no KAVL Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any KAVL Company, or permit termination or acceleration by the other party thereto, under such KAVL Material Contract; (iv) to the Knowledge of KAVL, no other party to such KAVL Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any KAVL Company, under such KAVL Material Contract; (v) no KAVL Company has received written or, to the Knowledge of KAVL, oral notice of an intention by any party to any such KAVL Material Contract to terminate such KAVL Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any KAVL Company in any material respect; and (vi) no KAVL Company has waived any rights under any such KAVL Material Contract.

4.13       Intellectual Property.

(a)       Schedule 4.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a KAVL Company or otherwise used or held for use by a KAVL Company in which a KAVL Company is the owner, applicant or assignee (“KAVL Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a KAVL Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“KAVL IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “KAVL IP Licenses” as that term is used herein), under which a KAVL Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Each KAVL Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such KAVL Company, and previously used or licensed by such KAVL Company, except for the Intellectual Property that is the subject of KAVL IP Licenses. Except as set forth on Schedule 4.13(a)(iii), all KAVL Registered IP is owned exclusively by the applicable KAVL Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such KAVL Registered IP.

(b)       Each KAVL Company has a valid and enforceable license to use all Intellectual Property that is the subject of KAVL IP Licenses applicable to such KAVL Company. Each KAVL Company has performed all material obligations imposed on it in KAVL IP Licenses, has made all payments required to date, and such KAVL Company is not, nor, to the Knowledge of KAVL, is any other party thereto, in material breach or material default thereunder, nor, to the Knowledge of KAVL, has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the KAVL Companies of the Intellectual Property that is the subject of KAVL IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any KAVL Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any KAVL Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(c)       No Action is pending or, to KAVL’s Knowledge, threatened against a KAVL Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the KAVL Companies. No KAVL Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any KAVL Company, nor to the Knowledge of KAVL is there a reasonable basis therefor. There are no Orders to which any KAVL Company is a party or its otherwise bound that (i) restrict the rights of a KAVL Company to use, transfer, license or enforce any Intellectual Property owned by a KAVL Company, (ii) restrict the conduct of the business of a KAVL Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a KAVL Company. No KAVL Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a KAVL Company or, to the Knowledge of KAVL, otherwise in connection with the conduct of the respective businesses of the KAVL Companies. To KAVL’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any KAVL Company (“KAVL IP”) in any material respect.

(d)       No current or former officers, employees or independent contractors of a KAVL Company have claimed any ownership interest in any Intellectual Property owned by a KAVL Company. To the Knowledge of KAVL, there has been no violation of a KAVL Company’s policies or practices related to protection of KAVL IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a KAVL Company. To KAVL’s Knowledge, none of the employees of any KAVL Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the KAVL Companies, or that would materially conflict with the business of any KAVL Company as presently conducted or contemplated to be conducted. Each KAVL Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material KAVL IP to the extent such KAVL IP derives value from the secrecy and/or confidentiality thereof.

(e)       To the Knowledge of KAVL, no Person has obtained unauthorized access to confidential third party information and data in the possession of a KAVL Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each KAVL Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the KAVL Companies has not and does not violate any right to privacy or publicity of any third party, or constitute unfair competition or trade practices under applicable Law.

(f)       The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a KAVL Company, or (ii) any KAVL IP License. Following the Closing, KAVL shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the KAVL Companies’ rights under such Contracts or KAVL IP Licenses to the same extent that the KAVL Companies would have been able to exercise had the Transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the KAVL Companies would otherwise be required to pay in the absence of such transactions.

4.14       Taxes and Returns. Except as set forth on Schedule 4.14:

(a)       Each KAVL Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions). All such Tax Returns are true, accurate, correct and complete in all material respects. All material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in KAVL Financials have been established, have been timely paid, collected or withheld. Each KAVL Company has complied in all material respects with all applicable Laws relating to Tax.

(b)       There is no current pending or, to the Knowledge of KAVL, threatened Action against a KAVL Company by a Governmental Authority in a jurisdiction where a KAVL Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)       No KAVL Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of KAVL, orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of KAVL, there are no material claims, assessments, audits, examinations, investigations or other Actions pending against a KAVL Company in respect of any Tax, and no KAVL Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in KAVL Financials have been established).

(d)       There are no Liens with respect to any Taxes upon any KAVL Company’s assets, other than Permitted Liens.

(e)       No KAVL Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a KAVL Company for any extension of time within which to file any material Tax Return or within which to pay any material Taxes shown to be due on any Tax Return (other than an extension resulting from having received an automatic extension of time to file the applicable Tax Return not requiring the approval of any Governmental Authority).

(f)       No KAVL Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g)       No KAVL Company has participated in any listed transaction within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h)       No KAVL Company has any Liability for the Taxes of another Person (other than another KAVL Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No KAVL Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such KAVL Company with respect to any period following the Closing Date.

(i)       No KAVL Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j)       No KAVL Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which KAVL is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which KAVL is or was the common parent corporation.

(k)       No shareholder of KAVL is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco received by it pursuant to this Agreement, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(l)       No KAVL Company, nor any of the respective Affiliates of any such Persons, have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

4.15       Real Property.

(a)       Schedule 4.15(a) contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a KAVL Company for the operation of the business of a KAVL Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “KAVL Real Property Leases”), as well as the current annual rent and term under each KAVL Real Property Lease. KAVL has provided to Delta a true and complete copy of each of the KAVL Real Property Leases, and in the case of any oral KAVL Real Property Lease, a written summary of the material terms of such KAVL Real Property Lease. The KAVL Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of KAVL, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a KAVL Company or any other party under any of the KAVL Real Property Leases, and no KAVL Company has received notice of any such condition.

(b)       Schedule 4.15(b) contains a complete and accurate list of all property owned by a KAVL Company (“KAVL Owned Real Property”), including the name of the record owner of each KAVL Owned Real Property. No KAVL Company is a lessor, sublessor or grantor under any lease, sublease, consent, license or other instrument granting to another Person any right to the possession, use, occupancy or enjoyment of the KAVL Owned Real Property.

(c)       All certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “KAVL Real Property Permits”) of all Governmental Authorities, boards of fire underwriters, associations or any other Person having jurisdiction over the KAVL Owned Real Property that are required or appropriate to use or occupy the KAVL Owned Real Property or to operate the KAVL Companies’ business as currently conducted thereon, have been issued and are in full force and effect. No KAVL Company has received any written (or, to the Knowledge of KAVL, oral) notice from any Governmental Authorities or other Person having jurisdiction over the KAVL Owned Real Property threatening a suspension, revocation, modification or cancellation of any material KAVL Real Property Permit. No KAVL Company has received any written notice from any Governmental Authorities of any uncured violations of any federal, state, county or municipal law, ordinance, order, regulation or requirement affecting the KAVL Companies, the KAVL Leased Real Property or the KAVL Owned Real Property or the ability of the KAVL Companies to consummate the Transactions. The KAVL Companies have not received any written notice that any insurance policy held by or on behalf of the KAVL Companies relating to or affecting the KAVL Owned Real Property or the KAVL Real Property Leases is not in full force and effect and no KAVL Company has received any written notice of default that remains uncured or notice terminating or threatening to terminate any such insurance policy.

4.16       Personal Property. Except as set forth in Schedule 4.16, material items of equipment and other tangible assets owned by or leased to a KAVL Company are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the KAVL Companies. The operation of each KAVL Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a KAVL Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a KAVL Company. Each item of Personal Property which is currently owned, used or leased by a KAVL Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto.

4.17       Title to and Sufficiency of Assets. Each KAVL Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the KAVL Interim Balance Sheet and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the KAVL Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the KAVL Companies as now conducted and presently proposed to be conducted or that are used or held by the KAVL Companies for use in the operation of the businesses of the KAVL Companies, and, taken together, are adequate and sufficient for the operation of the businesses of the KAVL Companies as currently conducted and as presently proposed to be conducted.

4.18       Employee Matters.

(a)       Except as set forth in Schedule 4.18(a), no KAVL Company is a party to any collective bargaining agreement or other Contract covering any labor organization or other labor agreements and KAVL has no Knowledge of any activities or proceedings of any labor union to organize or represent such employees. There has not occurred or, to the Knowledge of KAVL, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such KAVL Company employees. Schedule 4.18(a) sets forth all unresolved labor Actions (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of KAVL, threatened, between any KAVL Company and Persons employed by or providing services as independent contractors to a KAVL Company. No current officer or employee of a KAVL Company has provided any KAVL Company written or, to the Knowledge of KAVL, oral, notice of his or her current plan to terminate his or her employment with any KAVL Company.

(b)       Except as set forth in Schedule 4.18(b), each KAVL Company (i) is and has been in compliance for the past six (6) years in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of KAVL, oral notice that there is any pending Action involving unfair labor practices against a KAVL Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of KAVL, threatened against a KAVL Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)       Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the KAVL Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the KAVL Companies)), and (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2023, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2024. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a KAVL Company and each is employed “at will”, and (B) the KAVL Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no KAVL Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to KAVL’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each KAVL Company employee has entered into KAVL’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a KAVL Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to Delta by KAVL.

(d)       Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any KAVL Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a KAVL Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a KAVL Company, a copy of which has been provided to Delta by KAVL. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a KAVL Company are bona fide independent contractors and not employees of a KAVL Company. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any KAVL Company to pay severance or a termination fee.

4.19       Benefit Plans.

(a)       Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan that is maintained, contributed to, required to be contributed to, or sponsored by any KAVL Company for the benefit of any current or former employee, officer, director or consultant, or under which any KAVL Company has any material liability (each, a “KAVL Benefit Plan”).

(b)       With respect to each KAVL Benefit Plan, KAVL has made available to Delta accurate and complete copies, if applicable, of: (i) the current plan documents and currently effective related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of the material terms of any KAVL Benefit Plans which are not in writing; (ii) the most recent actuarial valuation; (iii) the most recent summary plan description; (iv) a copy of the most recently filed Form 5500 annual report and accompanying schedules, (v) copy of the most recently received IRS determination, opinion or advisory letter; (vi) the three (3) most recent nondiscrimination testing reports and (vii) all material non-routine communications with any Governmental Authority within the past three (3) years concerning any matter that is still pending or for which a KAVL Company has any outstanding Liability or obligation.

(c)       With respect to each KAVL Benefit Plan: (i) such KAVL Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) to the Knowledge of KAVL no breach of fiduciary duty has occurred; (iii) no Action is pending, or to KAVL’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a KAVL Benefit have in all material respects been timely made.

(d)       No KAVL Company has any commitment to modify, change or terminate any KAVL Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(e)       None of the KAVL Benefit Plans is or has at any time during the past six (6) years been, nor does any KAVL Company or any ERISA Affiliate (as hereinafter defined) have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA, or (v) a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f)       Except as set forth on Schedule 4.19(f), no KAVL Company is, and will not be, obligated, whether under any KAVL Benefit Plan or otherwise, to pay separation, severance, termination or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. Except as set forth on Schedule 4.19(f), the Transactions shall not be the direct or indirect cause of any amount paid or payable by a KAVL Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which any KAVL Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax under Section 4999 on a payment to such Person.

(g)       None of the KAVL Benefit Plans provides medical or other welfare benefits to any current or former employee, officer, director or consultant of any KAVL Company after termination of employment or service except: (i) as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder; (ii) benefits through the end of the month of termination of employment; (iii) death or disability benefits attributable to deaths or disabilities occurring at or prior to termination of employment; and (iv) post-termination benefits from an insurer during any period to convert a group KAVL Benefit Plan to an individual plan. Each KAVL Benefit Plan is and has been in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(h)       Each KAVL Benefit Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and, to the Knowledge of KAVL, no fact or event has occurred since the date of such determination, opinion, or advisory letter or letters from the IRS that would adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(i)       There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any KAVL Benefit Plan that could reasonably be expected to result in material liability to any KAVL Company.

(j)       Each KAVL Company has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each KAVL Benefit Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k)       Each KAVL Company and each KAVL Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been for the past six (6) years in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010, and no event has occurred, and no condition or circumstance exists, that would subject a KAVL Company or any Health Plan to any material liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code.

(l)       Each KAVL Benefit Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance since January 1, 2005 with the operational and, since January 1, 2009, the documentary requirements of Section 409A of the Code and the Treasury Regulations thereunder. All stock options or other equity-based awards have been issued or granted by a KAVL Company are in compliance with, or exempt from, Section 409A of the Code. There is no Contract or plan to which any KAVL Company is a party or by which it is bound to gross up any employee, consultant, director, or other Person for penalty taxes paid pursuant to Section 409A of the Code.

4.20       Environmental Matters. Except as set forth in Schedule 4.20:

(a)       Each KAVL Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to KAVL’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to KAVL’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)       No KAVL Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No KAVL Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)       No Action has been made or is pending, or to KAVL’s Knowledge, threatened, against any KAVL Company or any assets of a KAVL Company alleging either or both that a KAVL Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)       No KAVL Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any KAVL Company or any property currently or formerly owned, operated, or leased by any KAVL Company or any property to which a KAVL Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a KAVL Company incurring any material Environmental Liabilities.

(e)       There is no investigation of the business, operations, or currently owned, operated, or leased property of a KAVL Company or, to KAVL’s Knowledge, previously owned, operated, or leased property of a KAVL Company pending or, to KAVL’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)       To the Knowledge of KAVL, there is not located at any of the properties of a KAVL Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)       KAVL has provided to Delta all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any KAVL Company.

4.21       Transactions with KAVL Related Persons. Except as set forth on Schedule 4.21, no KAVL Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a KAVL Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “KAVL Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a KAVL Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the KAVL Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the KAVL Company in the ordinary course of business consistent with past practice) any KAVL Related Person or any Person in which any KAVL Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any KAVL Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no KAVL Company has outstanding any Contract or other arrangement or commitment with any KAVL Related Person, and no KAVL Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any KAVL Company. The assets of the KAVL Companies do not include any receivable or other obligation from a KAVL Related Person, and the liabilities of the KAVL Companies do not include any payable or other obligation or commitment to any KAVL Related Person. Schedule 4.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 4.21 that cannot be terminated upon sixty (60) days’ notice by the KAVL Companies without cost or penalty.

4.22       Investment Company Act. No KAVL Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

4.23       Finders and Brokers. Except as set forth on Schedule 4.23, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from a KAVL Company, Pubco, a Delta Company, or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of a KAVL Company.

4.24       Certain Business Practices.

(a)       No KAVL Company, nor any of their respective Representatives acting on their behalf, have (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since January 1, 2019, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder a KAVL Company or assist it in connection with any actual or proposed transaction.

(b)       The operations of the KAVL Companies are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a KAVL Company with respect to any of the foregoing is pending or, to the Knowledge of KAVL, threatened.

(c)       None of the KAVL Companies, nor any of their respective directors or officers, or, to the Knowledge of KAVL, any other Representative acting on behalf of a KAVL Company, is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no KAVL Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.25       Business Insurance.

(a)       Schedule 4.25(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a KAVL Company relating to a KAVL Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to Delta. All premiums due and payable under all such insurance policies have been timely paid and the KAVL Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No KAVL Company has any self-insurance or co-insurance programs. Since January 1, 2019, no KAVL Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)       Schedule 4.25(b) identifies each individual insurance claim in excess of $50,000 made by a KAVL Company since January 1, 2019. Each KAVL Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the KAVL Companies. To the Knowledge of KAVL, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No KAVL Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.26       Top Customers and Suppliers. Schedule 4.26 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on October 31, 2023 and (b) the period from November 1, 2023 through the KAVL Interim Balance Sheet Date, the ten (10) largest customers of the KAVL Companies (the “KAVL Top Customers”) and the ten (10) largest suppliers of goods or services to the KAVL Companies (the “KAVL Top Vendors”), along with the amounts of such dollar volumes. The relationships of each KAVL Company with such suppliers and customers are good commercial working relationships and (i) no KAVL Top Vendor or KAVL Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to KAVL’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a KAVL Company, (ii) no KAVL Top Vendor or KAVL Top Customer has during the last twelve (12) months decreased materially or, to KAVL’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a KAVL Company or intends to stop, decrease or limit materially its products or services to any KAVL Company or its usage or purchase of the products or services of any KAVL Company, (iii) to KAVL’s Knowledge, no KAVL Top Vendor or KAVL Top Customer intends to refuse to pay any amount due to any KAVL Company or seek to exercise any remedy against any KAVL Company, (iv) except as set forth on Schedule 4.26, no KAVL Company has within the past two (2) years been engaged in any material dispute with any KAVL Top Vendor or KAVL Top Customer, and (v) to KAVL’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any KAVL Company with any KAVL Top Vendor or KAVL Top Customer.

4.27       FDA. As to each product subject to the jurisdiction of the FDA under the FDCA that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by a KAVL Company (each such product, a “Product”), such Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the KAVL Companies in compliance in all material respects with all applicable requirements under FDCA and similar Laws relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports. Except as set forth on Schedule 4.27, there is no pending, completed or, to KAVL’s Knowledge, threatened, Action against a KAVL Company or any of their respective Affiliates, and no KAVL Company, nor any of their respective Affiliates have received any notice, warning letter or other communication from the FDA or any other Governmental Authority, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Product, (iii) enters or proposes to enter into a consent decree of permanent injunction with any KAVL Company, or (iv) otherwise alleges any material violation of any Laws by a KAVL Company. The properties, business and operations of the KAVL Companies have been for the prior five (5) year period and are currently being conducted in all material respects in accordance with all applicable Laws of the FDA. Except as set forth on Schedule 4.27, no KAVL Company nor any of their respective Affiliates have been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by a KAVL Company, nor has the FDA expressed any concern as to approving or clearing for marketing any product being developed or marketed or proposed to be developed or marketed by a KAVL Company.

4.28       Information Supplied. None of the information supplied or to be supplied by KAVL expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by KAVL expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, KAVL does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of the Delta Companies, the Sellers, Pubco, Merger Sub or any of their respective Affiliates.

4.29       Independent Investigation. KAVL has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Delta Companies, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Delta Companies, Pubco and Merger Sub for such purpose. KAVL acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Delta, the Sellers, Pubco and Merger Sub set forth in this Agreement (including the related portions of Delta Disclosure Schedules) and in any certificate delivered to KAVL pursuant hereto, and the information provided by or on behalf of Delta, the Sellers, Pubco or Merger Sub for the Registration Statement; and (b) none of Delta, the Sellers, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to the KAVL Companies, the Sellers, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of Delta Disclosure Schedules) or in any certificate delivered to KAVL pursuant hereto.

Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO

Pubco represents and warrants to KAVL and Delta, as of the date hereof and as of the Closing, as follows:

5.1       Organization and Standing. Pubco is duly incorporated as an exempted company, validly existing and in good standing under the laws of the Cayman Islands. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to KAVL accurate and complete copies of the Organizational Documents of Pubco and Merger Sub, each as currently in effect. Neither Pubco nor Merger Sub is in violation of any provision of its Organizational Documents.

5.2       Authorization; Binding Agreement. Subject to the Amended Pubco Charter becoming effective, each of Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco and Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3       Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.4       Non-Contravention. The execution and delivery by Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the Amended Pubco Charter becoming effective, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.5       Capitalization. As of the date hereof, (i) Pubco is authorized to issue 499,000,000 Pubco Ordinary Shares and 1,000,000 Pubco Preference Shares, of which one Pubco Ordinary Share is issued and outstanding, the ownership of which is set forth on Schedule 5.5, and no Pubco Preference Shares are issued and outstanding, and (ii) Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act.

5.6       Ownership of Delta Exchange Shares. (i) All Delta Exchange Shares to be issued and delivered in accordance with Article II to the Sellers shall be, upon issuance and delivery of such Delta Exchange Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Delta Exchange Shares, each Seller shall have good and valid title to its portion of such Delta Exchange Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the Registration Rights Agreement, the provisions of this Agreement and any Liens incurred by the applicable Seller, and (iii) the issuance and sale of such Delta Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.7       Pubco and Merger Sub Activities. Since their formation and/or incorporation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and Merger Sub are not party to or bound by any Contract.

5.8       Tax and Legal Matters.

(a)       No shareholder of Pubco is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(b)       None of Pubco, Merger Sub, nor any of the respective Affiliates of any such Persons have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

(c)       As a result of the Share Exchange, Pubco will satisfy the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3), including, without limitation, the requirements that (i) Pubco be engaged, directly or indirectly through a qualified subsidiary or qualified partnership, in an active trade or business for the entire thirty-six (36) month period immediately preceding the Transactions, (ii) Pubco has no intention at the time of the Transactions to dispose of or discontinue such trade or business, and (iii) the substantiality test (as defined in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)) will be satisfied.

5.9       Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the KAVL Companies, Pubco, the Delta Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or Merger Sub.

5.10       Investment Company Act. Pubco is not an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

5.11       Information Supplied. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of KAVL, the Delta Companies, the Sellers or any of their respective Affiliates.

5.12       Independent Investigation. Each of Pubco and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Delta Companies and KAVL and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Delta Companies and KAVL for such purpose. Each of Pubco and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Delta, the Sellers and KAVL set forth in this Agreement (including the related portions of Delta Disclosure Schedules and the KAVL Disclosure Schedules) and in any certificate delivered to Pubco or Merger Sub pursuant hereto, and the information provided by or on behalf of Delta, the Sellers or KAVL for the Registration Statement; and (b) none of Delta, the Sellers, KAVL or their respective Representatives have made any representation or warranty as to the Delta Companies, the Sellers, KAVL or this Agreement, except as expressly set forth in this Agreement (including the related portions of Delta Disclosure Schedules and the KAVL Disclosure Schedules) or in any certificate delivered to Pubco or Merger Sub pursuant hereto.

Article VI
REPRESENTATIONS AND WARRANTIES OF DELTA

Except as set forth in the disclosure schedules delivered by Delta to KAVL on the date hereof (the “Delta Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Delta hereby represents and warrants to KAVL and Pubco, as of the date hereof and as of the Closing, as follows:

6.1       Organization and Standing. Delta is a company duly incorporated, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Delta Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Delta Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 6.1 lists all jurisdictions in which any Delta Company is qualified to conduct business and all names other than its legal name under which any Delta Company does business. Delta has provided to KAVL accurate and complete copies of the Organizational Documents of each Delta Company, each as amended to date and as currently in effect. No Delta Company is in violation of any provision of its Organizational Documents.

6.2       Authorization; Binding Agreement. Delta has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform Delta’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Delta is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and shareholders of Delta in accordance with Delta’s Organizational Documents, the laws of its jurisdiction of incorporation or formation, any other applicable Law and any Contract to which Delta or any of its shareholders are party or bound and (b) no other corporate proceedings on the part of Delta are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Delta is or is required to be a party shall be when delivered, duly and validly executed and delivered by Delta Party and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Delta, enforceable against Delta in accordance with its terms, subject to the Enforceability Exceptions.

6.3       Capitalization.

(a)       The issued shares in the capital of Delta consists of One Thousand (1,000) Delta Shares, and there are no other issued equity interests of Delta. The Sellers are the legal (registered) and beneficial owners of all of the issued Delta Shares, with each Seller owning Delta Shares set forth on Annex I, all of which Delta Shares are owned by the Sellers free and clear of any Liens other than those imposed under Delta Organizational Documents and applicable securities Laws. After giving effect to the Share Exchange, Pubco shall own all of the issued and outstanding shares in the capital of Delta free and clear of any Liens other than those imposed under Delta Organizational Documents and applicable securities Laws. All of the issued shares and other equity interests of Delta have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of its jurisdiction of incorporation or formation, any other applicable Law, Delta’s Organizational Documents or any Contract to which Delta is a party or by which Delta or its securities are bound. Delta does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b)       Except as set forth on Schedule 6.3(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of Delta or (B) obligating Delta to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such securities, or (C) obligating Delta to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Delta. There are no outstanding obligations of Delta to repurchase, redeem or otherwise acquire any shares of Delta or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 6.3(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which Delta is a party with respect to the voting of any shares of Delta.

(c)       Delta does not maintain any equity incentive plans. All of the issued and outstanding securities of Delta have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no shares in the capital of Delta are issuable and no rights in connection with any interests, warrants, rights, options or other securities of Delta accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d)       All Indebtedness of Delta as of the date of this Agreement is disclosed on Schedule 6.3(c). No Indebtedness of Delta contains any restriction upon: (i) the prepayment of any such Indebtedness, (ii) the incurrence of Indebtedness by Delta, (iii) the ability of Delta to grant any Lien on its properties or assets, or (iv) the consummation of the Transactions.

(e)       Since January 1, 2024, Delta has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any shares in the capital of Delta, and the board of directors of Delta has not authorized any of the foregoing.

6.4       Subsidiaries. Schedule 6.4 sets forth the name of each Subsidiary of Delta, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of Delta are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Delta Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which Delta or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of Delta other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of Delta is a party or which are binding upon any Subsidiary of Delta providing for the issuance or redemption of any equity interests of any Subsidiary of Delta. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of Delta. Except as set forth in Schedule 6.4, no Subsidiary of Delta has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Delta Company. Except for the equity interests of the Subsidiaries listed on Schedule 6.4, Delta does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. No Delta Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Delta Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.5       Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Delta Company is required to be obtained or made in connection with the execution, delivery or performance by Delta of this Agreement or any Ancillary Documents or the consummation by Delta of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not reasonably be expected to have a Material Adverse Effect on Delta.

6.6       Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by Delta (or any other Delta Company, as applicable) of this Agreement and each Ancillary Document to which any Delta Company is or is required to be a party or otherwise bound, and the consummation by any Delta Company of the transactions contemplated hereby and thereby and compliance by any Delta Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Delta Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Delta Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Delta Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Delta Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Delta Material Contract, except in cases of clauses (b) and (c), as would not reasonably be expected to have a Material Adverse Effect on Delta.

6.7       Financial Statements.

(a)       As used herein, the term “Delta Financials” means the audited consolidated financial statements of the Delta Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheet of the Delta Companies as of December 31, 2023 (the “Delta Balance Sheet”, and such date, the “Delta Balance Sheet Date”), and as of December 31, 2022, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, each audited by a PCAOB qualified auditor in accordance with IFRS and PCAOB standards (the “Audited Delta Financials”). The Audited Delta Financials (x) were prepared from the books and records of the Delta Companies as of the times and for the periods referred to therein, (y) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), and (z) fairly present in all material respects the consolidated financial position of the Delta Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Delta Companies for the periods indicated. No Delta Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)       Each Delta Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Delta Company does not maintain any off-the-book accounts and that such Delta Company’s assets are used only in accordance with such Delta Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Delta Company and to maintain accountability for such Delta Company’s assets, (iv) access to such Delta Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Delta Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Delta Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Delta Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Delta Company. Since January 1, 2019, no Delta Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Delta Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Delta Company has engaged in questionable accounting or auditing practices.

(c)       The Delta Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 6.7(c), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 6.7(c). Except as disclosed on Schedule 6.7(c), no Indebtedness of any Delta Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Delta Company, or (iii) the ability of the Delta Companies to grant any Lien on their respective properties or assets.

(d)       No Delta Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with IFRS or GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of Delta and its Subsidiaries as of the Delta Balance Sheet Date contained in Delta Financials or (ii) not material and that were incurred after the Delta Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e)       All financial projections with respect to the Delta Companies that were delivered by or on behalf of Delta to KAVL or Pubco or their respective its Representatives were prepared in good faith using assumptions that Delta believes to be reasonable.

(f)       All Accounts Receivable of the Delta Companies arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Delta Company arising from its business. None of the Accounts Receivable of the Delta Companies are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Delta Financials. All of the Accounts Receivable of the Delta Companies are, to the Knowledge of Delta, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Delta Companies (net of reserves) within ninety (90) days.

6.8       Absence of Certain Changes. Except as set forth on Schedule 6.8, as of the date of this Agreement, since January 1, 2024, the Delta Companies have (a) conducted their business only in the ordinary course of business consistent with past practice, (b) not been, taken as whole, subject to a Material Adverse Effect and (c) have not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 8.2) if such action were taken on or after the date hereof without the consent of KAVL.

6.9       Compliance with Laws. No Delta Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Delta Company received, since January 1, 2019, any written or, to the Knowledge of Delta, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

6.10       Permits. Each Delta Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Delta Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Delta Permits”). Delta has made available to KAVL true, correct and complete copies of any material Delta Permits, all of which material Delta Permits are listed on Schedule 6.10. All of the Delta Permits are in full force and effect, and no suspension or cancellation of any of Delta Permits is pending or, to Delta’s Knowledge, threatened. No Delta Company is in violation in any material respect of the terms of any Delta Permit, and no Delta Company has received any written or, to the Knowledge of Delta, oral notice of any Actions relating to the revocation or modification of any Delta Permit.

6.11       Litigation. Except as described on Schedule 6.11, there is no (a) Action of any nature currently pending or, to Delta’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to Delta’s Knowledge, threatened since January 1, 2019); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2019, in either case of (a) or (b) by or against any Delta Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Delta Company must be related to the Delta Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 6.11, if finally determined adverse to the Delta Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon Delta. Since January 1, 2019, none of the current or former officers, senior management or directors of any Delta Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

6.12       Material Contracts.

(a)       Schedule 6.12(a) sets forth a true, correct and complete list of, and Delta has made available to KAVL (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Delta Company is a party or by which any Delta Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 6.12(a), a “Delta Material Contract”) that:

(i)       contains covenants that limit the ability of any Delta Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)       involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)       involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)       evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Delta Company having an outstanding principal amount in excess of $1,000,000;

(v)       involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $1,000,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Delta Company or another Person;

(vi)       relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Delta Company, its business or material assets;

(vii)       by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Delta Companies under such Contract or Contracts of at least $3,000,000 per year;

(viii)       is with any Delta Top Customer or Delta Top Vendor;

(ix)       obligates the Delta Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

(x)       is between any Delta Company and any directors, officers or employees of a Delta Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice and loans made to employees in the ordinary course of business in an amount not exceeding $25,000), including all non-competition, severance and indemnification agreements, or any Delta Related Person;

(xi)       obligates the Delta Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xii)       relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Delta Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)       provides another Person (other than another Delta Company or any manager, director or officer of any Delta Company) with a power of attorney;

(xiv)       that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by Delta as an exhibit for a Form F-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Delta was the registrant; or

(xv)       is otherwise material to any Delta Company and not described in clauses (i) through (xiv) above.

(b)       With respect to each Delta Material Contract: (i) such Delta Material Contract is valid and binding and enforceable in all respects against the Delta Company party thereto and, to the Knowledge of Delta, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Delta Material Contract; (iii) no Delta Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Delta Company, or permit termination or acceleration by the other party thereto, under such Delta Material Contract; (iv) to the Knowledge of Delta, no other party to such Delta Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Delta Company, under such Delta Material Contract; (v) no Delta Company has received written or, to the Knowledge of Delta, oral notice of an intention by any party to any such Delta Material Contract to terminate such Delta Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Delta Company in any material respect; and (vi) no Delta Company has waived any rights under any such Delta Material Contract.

6.13       Intellectual Property.

(a)       Schedule 6.13(a)(i) sets forth: all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a Delta Company or otherwise used or held for use by a Delta Company in which a Delta Company is the owner, applicant or assignee (“Delta Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Delta Company; Schedule 6.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Delta IP Licenses”) (other than Off-the-Shelf Software, which are not required to be listed, although such licenses are “Delta IP Licenses” as that term is used herein), under which a Delta Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Each Delta Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Delta Company, and previously used or licensed by such Delta Company, except for the Intellectual Property that is the subject of Delta IP Licenses. Except as set forth on Schedule 6.13(a)(iii), all Delta Registered IP is owned exclusively by the applicable Delta Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Delta Registered IP.

(b)       Each Delta Company has a valid and enforceable license to use all Intellectual Property that is the subject of Delta IP Licenses applicable to such Delta Company. .Each Delta Company has performed all material obligations imposed on it in Delta IP Licenses, has made all payments required to date, and such Delta Company is not, nor, to the Knowledge of Delta, is any other party thereto, in material breach or material default thereunder, nor, to the Knowledge of Delta, has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Delta Companies of the Intellectual Property that is the subject of Delta IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Delta Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Delta Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(c)       No Action is pending or, to Delta’s Knowledge, threatened against a Delta Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the Delta Companies. No Delta Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Delta Company, nor to the Knowledge of Delta is there a reasonable basis therefor. There are no Orders to which any Delta Company is a party or its otherwise bound that (i) restrict the rights of a Delta Company to use, transfer, license or enforce any Intellectual Property owned by a Delta Company, (ii) restrict the conduct of the business of a Delta Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Delta Company. No Delta Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Delta Company or, to the Knowledge of Delta, otherwise in connection with the conduct of the respective businesses of the Delta Companies. To Delta’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Delta Company (“Delta IP”) in any material respect.

(d)       All employees and independent contractors of a Delta Company have assigned to the Delta Companies all Intellectual Property developed by such employees and independent contractors in the performance of services for a Delta Company by such Persons other than to the extent ownership of such Intellectual Property would otherwise vest in the applicable Delta Company by operation of law. No current or former officers, employees or independent contractors of a Delta Company have claimed any ownership interest in any Intellectual Property owned by a Delta Company. To the Knowledge of Delta, there has been no violation of a Delta Company’s policies or practices related to protection of Delta IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Delta Company. To Delta’s Knowledge, none of the employees of any Delta Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Delta Companies, or that would materially conflict with the business of any Delta Company as presently conducted or contemplated to be conducted. Each Delta Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Delta IP to the extent such Delta IP derives value from the secrecy and/or confidentiality thereof.

(e)       To the Knowledge of Delta, no Person has obtained unauthorized access to confidential third party information and data in the possession of a Delta Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Delta Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Delta Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(f)       The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Delta Company, or (ii) any Delta IP License. Following the Closing, Delta shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Delta Companies’ rights under such Contracts or Delta IP Licenses to the same extent that the Delta Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Delta Companies would otherwise be required to pay in the absence of such transactions.

6.14       Taxes and Returns. Except as set forth on Schedule 6.14:

(a)       Each Delta Company has timely filed all income and other material Tax Returns required to be filed by it (taking into account all available extensions). All such Tax Returns are true, accurate, correct and complete in all material respects. All Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Delta Financials have been established, have been timely paid, collected or withheld. Each Delta Company has complied in all material respects with all applicable Laws relating to Tax.

(b)       There is no current pending or, to the Knowledge of Delta, threatened Action against a Delta Company by a Governmental Authority in a jurisdiction where a Delta Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)       No Delta Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of Delta, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Delta Company in respect of any Tax, and no Delta Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in Delta Financials have been established).

(d)       There are no Liens with respect to any Taxes upon any Delta Company’s assets, other than Permitted Liens.

(e)       No Delta Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Delta Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f)       No Delta Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g)       No Delta Company has engaged in any (i) “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b), (ii) “listed transaction,” or (iii) transaction, a “significant” purpose of which is the avoidance or evasion of U.S. federal income Tax, within the meanings of Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder.

(h)       Each Delta Company has complied with, and is currently in compliance with, all transfer pricing rules and regulations (including Section 482 of the Code and any comparable or similar provision of applicable Law). The Delta Companies have properly and timely documented their transfer pricing methodology in compliance with Sections 482 and 6662 of the Code and any comparable or similar provision of applicable Law. No Delta Company is a party to any advance pricing agreement or any similar contract or agreement. No Delta Company is subject to any gain recognition agreement under Section 367 of the Code.

(i)       No Delta Company has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code.

(j)       No Delta Company has any Liability for the Taxes of another Person (other than another Delta Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Delta Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Delta Company with respect to any period following the Closing Date.

(k)       No Delta Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(l)       No Delta Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which Delta is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which Delta is or was the common parent corporation.

(m)       No Delta Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes. No Delta Company has ever been engaged in a U.S. trade or business (within the meaning of the Code).

(n)       The Delta Companies will cause Pubco to be treated as satisfying the “active trade or business test” in Treasury Regulation Section 1.367(a)-3(c)(1)(iv) so that the deemed transfer of KAVL shares to Pubco by its U.S. shareholders can avoid being subject Section 367(a)(1). As a result of the Share Exchange, Pubco will satisfy the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3), including, without limitation, the requirements that (i) Pubco be engaged, directly or indirectly through a qualified subsidiary or qualified partnership, in an active trade or business for the entire thirty-six (36) month period immediately preceding the Transactions, (ii) Pubco has no intention at the time of the Transactions to dispose of or discontinue such trade or business, and (iii) the substantiality test (as defined in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)) will be satisfied.

(o)       No Seller is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(p)       No Delta Company, nor any of the respective Affiliates of any such Persons, have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

6.15       Real Property. Schedule 6.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Delta Company for the operation of the business of a Delta Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Delta Real Property Leases”), as well as the current annual rent and term under each Delta Real Property Lease. Delta has provided to KAVL a true and complete copy of each of Delta Real Property Leases, and in the case of any oral Delta Real Property Lease, a written summary of the material terms of such Delta Real Property Lease. Delta Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Delta, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Delta Company or any other party under any of Delta Real Property Leases, and no Delta Company has received notice of any such condition. No Delta Company owns any real property or any interest in real property (other than the leasehold interests in Delta Real Property Leases).

6.16       Personal Property. Each item of Personal Property which is currently owned, used or leased by a Delta Company with a book value or fair market value of greater than Five Hundred Thousand Dollars ($500,000) is set forth on Schedule 6.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Delta Personal Property Leases”). Except as set forth in Schedule 6.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Delta Companies. The operation of each Delta Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Delta Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Delta Company Delta has provided to KAVL a true and complete copy of each of Delta Personal Property Leases, and in the case of any oral Delta Personal Property Lease, a written summary of the material terms of such Delta Personal Property Lease. Delta Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Delta, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Delta Company or any other party under any of Delta Personal Property Leases, and no Delta Company has received notice of any such condition.

6.17       Title to and Sufficiency of Assets. Each Delta Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, and (c) Liens specifically identified on the Delta Balance Sheet. The assets (including Intellectual Property rights and contractual rights) of the Delta Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Delta Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Delta Companies for use in the operation of the businesses of the Delta Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Delta Companies as currently conducted and as presently proposed to be conducted.

6.18       Employee Matters.

(a)       No Delta Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Delta Company and Delta has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Delta, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. There are no unresolved labor controversies (including unresolved grievances and age or other discrimination claims) that are pending or, to the Knowledge of Delta, threatened between any Delta Company and Persons employed by or providing services as independent contractors to a Delta Company. No current officer or employee of a Delta Company has provided any Delta Company written or, to the Knowledge of Delta, oral notice of his or her plan to terminate his or her employment with any Delta Company.

(b)       Except as set forth in Schedule 6.18(b), each Delta Company (i) is and has been for the past six (6) years in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of Delta, oral notice that there is any pending Action involving unfair labor practices against a Delta Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of Delta, threatened against a Delta Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)       Schedule 6.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Delta Companies showing for each as of such date the employee’s name, job title or description, employer and location. Except as set forth on Schedule 6.18(c), (A) no employee is a party to a written employment Contract with a Delta Company and each is employed “at will”, and (B) the Delta Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Delta Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to Delta’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 6.18(c), each Delta Company employee has entered into Delta’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Delta Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to KAVL by Delta.

(d)       Schedule 6.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Delta Company. Except as set forth on Schedule 6.18(d), all of such independent contractors are a party to a written Contract with a Delta Company. Except as set forth on Schedule 6.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Delta Company, a copy of which has been provided to KAVL by Delta. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Delta Company are bona fide independent contractors and not employees of a Delta Company. Except as set forth on Schedule 6.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Delta Company to pay severance or a termination fee.

6.19       Benefit Plans.

(a)       Set forth on Schedule 6.19(a) is a true and complete list of each Foreign Plan of a Delta Company (each, a “Delta Benefit Plan”). No Delta Company nor any ERISA Affiliate has ever established, maintained, contributed to, or has or had any Liability with respect to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b)       With respect to each Delta Benefit Plan, Delta has made available to KAVL accurate and complete copies, if applicable, of: (i) the current plan documents and currently effective related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of the material terms of any Delta Benefit Plans which are not in writing; (ii) the most recent actuarial valuation; (iii) the most recent summary plan description; (iv) a copy of the most recently filed Form 5500 annual report and accompanying schedules; and (v) all material non-routine communications with any Governmental Authority within the past three (3) years concerning any matter that is still pending or for which a Delta Company has any outstanding Liability or obligation.

(c)       With respect to each Delta Benefit Plan: (i) such Delta Benefit Plan (1) has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and (2) has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities (iii) no Action is pending, or to Delta’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Delta Benefit have in all material respects been timely made. No Delta Company has incurred, or will incur in connection with the transactions contemplated by this Agreement, any material Liability in connection with termination of, or withdraw from, any Delta Benefit Plan, except for customary administrative charges.

(d)       No Delta Company has any commitment to modify, change or terminate any Delta Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.

(e)       None of the Delta Benefit Plans provides medical or other welfare benefits to any current or former employee, officer, director or consultant of any Delta Company after termination of employment or service except: (i) as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder; (ii) benefits through the end of the month of termination of employment; (iii) death or disability benefits attributable to deaths or disabilities occurring at or prior to termination of employment; and (iv) post-termination benefits from an insurer during any period to convert a group Delta Benefit Plan to an individual plan.

(f)       To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Delta Benefit Plan, determined as of the end of Delta’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not exceed the current value of the assets of such Delta Benefit Plan allocable to such benefit liabilities or have been accrued in all material respects on the Delta Financials.

(g)       Delta is not, nor will be, obligated, whether under any Delta Benefit Plan or otherwise, to pay separation, severance, termination or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. The Transactions shall not be the direct or indirect cause of any amount paid or payable by a Delta Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which Delta or any Delta Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax under Section 4999 on a payment to such Person.

6.20       Environmental Matters. Except as set forth in Schedule 6.20:

(a)       Each Delta Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits required for its business and operations, no Action is pending or, to Delta’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to Delta’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)       No Delta Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Delta Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)       No Action has been made or is pending, or to Delta’s Knowledge, threatened against any Delta Company or any assets of a Delta Company alleging either or both that a Delta Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)       No Delta Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Delta Company or any property currently or formerly owned, operated, or leased by any Delta Company or any property to which a Delta Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Delta Company incurring any material Environmental Liabilities.

(e)       There is no investigation of the business, operations, or currently owned, operated, or leased property of a Delta Company or, to Delta’s Knowledge, previously owned, operated, or leased property of a Delta Company pending or, to Delta’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)       To the Knowledge of Delta, there is not located at any of the properties of a Delta Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)       Delta has provided to KAVL all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Delta Company.

6.21       Transactions with Delta Related Persons. No Delta Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Delta Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Delta Related Person”), is presently, or in the past three (3) years, has been, a party to any transaction with a Delta Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Delta Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Delta Company in the ordinary course of business consistent with past practice) any Delta Related Person or any Person in which any Delta Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Delta Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). No Delta Company has outstanding any Contract or other arrangement or commitment with any Delta Related Person, and no Delta Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Delta Company. The assets of the Delta Companies do not include any receivable or other obligation from a Delta Related Person, and the liabilities of the Delta Companies do not include any payable or other obligation or commitment to any Delta Related Person. Schedule 6.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 6.21 that cannot be terminated upon sixty (60) days’ notice by the Delta Companies without cost or penalty.

6.22       Business Insurance.

(a)       Schedule 6.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Delta Company relating to a Delta Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to KAVL. All premiums due and payable under all such insurance policies have been timely paid and the Delta Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Delta Company has any self-insurance or co-insurance programs. Since January 1, 2019, no Delta Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)       Schedule 6.22(b) identifies each individual insurance claim in excess of $50,000 made by a Delta Company since January 1, 2019. Each Delta Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Delta Companies. To the Knowledge of Delta, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Delta Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23       Top Customers and Suppliers. Schedule 6.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2023, and (b) the period from January 1, 2024 through June 30, 2024, the ten (10) largest customers of the Delta Companies (the “Delta Top Customers”) and the ten largest suppliers of goods or services to the Delta Companies (the “Delta Top Vendors”), along with the amounts of such dollar volumes. The relationships of each Delta Company with such suppliers and customers are good commercial working relationships and (i) no Delta Top Vendor or Delta Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to Delta’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Delta Company, (ii) no Delta Top Vendor or Delta Top Customer has during the last twelve (12) months decreased materially or, to Delta’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Delta Company or intends to stop, decrease or limit materially its products or services to any Delta Company or its usage or purchase of the products or services of any Delta Company, (iii) to Delta’s Knowledge, no Delta Top Vendor or Delta Top Customer intends to refuse to pay any amount due to any Delta Company or seek to exercise any remedy against any Delta Company, (iv) no Delta Company has within the past two (2) years been engaged in any material dispute with any Delta Top Vendor or Delta Top Customer, and (v) to Delta’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Delta Company with any Delta Top Vendor or Delta Top Customer.

6.24       Certain Business Practices.

(a)       No Delta Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. No Delta Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Delta Company or assist any Delta Company in connection with any actual or proposed transaction.

(b)       The operations of each Delta Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Delta Company with respect to the any of the foregoing is pending or, to the Knowledge of Delta, threatened.

(c)       No Delta Company or any of their respective directors or officers, or, to the Knowledge of Delta, any other Representative acting on behalf of a Delta Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Delta Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

6.25       Investment Company Act. No Delta Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

6.26       Finders and Brokers. Except as set forth in Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from KAVL, Pubco, the Delta Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Delta Company.

6.27       Information Supplied. None of the information supplied or to be supplied by Delta expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Delta expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Delta makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the KAVL Companies or their respective Affiliates.

6.28       Independent Investigation. Delta has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of KAVL, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of KAVL, Pubco and Merger Sub for such purpose. Delta acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of KAVL, Pubco and Merger Sub set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) and in any certificate delivered to Delta pursuant hereto, and the information provided by or on behalf of KAVL, Pubco or Merger Sub for the Registration Statement; and (b) none of KAVL, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to KAVL, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) or in any certificate delivered to Delta pursuant hereto.

Article VII
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Delta Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each Seller, severally and not jointly, hereby represents and warrants to KAVL and Pubco, as of the date hereof and as of the Closing, as follows:

7.1       Organization and Standing. Such Seller, if not an individual, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

7.2       Authorization; Binding Agreement. Such Seller has all requisite power, authority and legal right and, if an individual, capacity, to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which such Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.3       Ownership. Such Seller owns good, valid and marketable title to the Purchased Shares set forth opposite such Seller’s name on Annex I attached hereto, free and clear of any and all Liens (other than those imposed by applicable securities Laws or Delta’s Organizational Documents). There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which such Seller is a party or by which such Seller is bound, with respect to the voting or transfer of any of such Seller’s Purchased Shares other than this Agreement. Upon delivery of such Seller’s Purchased Shares to Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such Purchased Shares and good, valid and marketable title to such Purchased Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by Pubco), will pass to Pubco.

7.4       Governmental Approvals. No Consent of or with any Governmental Authority on the part of such Seller is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement or any Ancillary Documents or the consummation by such Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to materially impair or delay the ability of such Seller to consummate the Transactions.

7.5       Non-Contravention. The execution and delivery by such Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such Seller of the transactions contemplated hereby and thereby, and compliance by such Seller with any of the provisions hereof and thereof, will not, (a) if such Seller is an entity, conflict with or violate any provision of such Seller’s Organizational Documents, (b) conflict with or violate any Law, Order or Consent applicable to such Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such Seller is a party or such Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of such Seller to consummate the Transactions.

7.6       No Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened, nor any Order is outstanding, against or involving such Seller, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is or is required to be a party.

7.7       Investment Representations. Such Seller (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Delta Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Delta Exchange Shares; (c) has been advised and understands that (i) to the extent that the Delta Exchange Shares are not registered under the Registration Statement, the Delta Exchange Shares (x) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, and (y) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Delta Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available, and (ii) the Delta Exchange Shares are subject to additional restrictions on transfer pursuant to such Seller’s Lock-Up Agreement; (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that except as set forth in the Registration Rights Agreement, Pubco is under no obligation hereunder to register the Delta Exchange Shares under the Securities Act. Such Seller does not have any Contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Delta Exchange Shares. By reason of such Seller’s business or financial experience, or by reason of the business or financial experience of such Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), such Seller is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. Such Seller has carefully read and understands all materials provided by or on behalf of Pubco, KAVL or their respective Representatives to such Seller or such Seller’s Representatives pertaining to an investment in Pubco and has consulted, as such Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for such Seller. Such Seller acknowledges that the Delta Exchange Shares are subject to dilution for events not under the control of such Seller. Such Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco, KAVL, or their respective Representatives. Such Seller acknowledges and agrees that, except as set forth in Article IV (including the related portions of the KAVL Disclosure Schedules) and Article V, no representations or warranties have been made by Pubco, Merger Sub, KAVL or any of their respective Representatives, and that such Seller has not been guaranteed or represented to by any Person, (i) any specific amount or the event of the distribution of any cash, property or other interest in Pubco or (ii) the profitability or value of the Delta Exchange Shares in any manner whatsoever. Such Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with such Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

7.8       Tax and Legal Matters. Neither such Seller nor such Seller’s Affiliates have taken or agreed to take any action, or are aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

7.9       Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from KAVL, Pubco, Delta or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Seller.

7.10       Information Supplied. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of KAVL or its Affiliates.

7.11       Independent Investigation. Such Seller has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of KAVL, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of KAVL, Pubco and Merger Sub for such purpose. Such Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, such Seller has relied solely upon its own investigation and the express representations and warranties of KAVL, Pubco and Merger Sub set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) and in any certificate delivered to such Seller pursuant hereto, and the information provided by or on behalf of KAVL, Pubco or Merger Sub for the Registration Statement; and (b) none of KAVL, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to KAVL, Pubco, Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) or in any certificate delivered to such Seller pursuant hereto.

Article VIII
COVENANTS

8.1       Access and Information.

(a)       During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 8.13, each of Delta, Pubco and Merger Sub shall give, and shall cause its Representatives to give, KAVL and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Delta Companies, Pubco or Merger Sub as KAVL or its Representatives may reasonably request regarding the Delta Companies, Pubco or Merger Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Representatives of the, Delta, Pubco and Merger Sub to reasonably cooperate with KAVL and its Representatives in their investigation, except that nothing herein shall require Delta, Pubco, Merger Sub or their Representatives to disclose any information to KAVL and KAVL’s Representatives that would cause a risk of loss of legal privilege to the disclosing party or would constitute a violation of applicable Laws; provided that Delta, Pubco, Merger and their Representatives shall have used commercially reasonable efforts to provide such information without violation of applicable Law. KAVL and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Delta Companies, Pubco or Merger Sub.

(b)       During the Interim Period, subject to Section 8.13, KAVL shall give, and shall cause its Representatives to give, Delta, Pubco, Merger Sub and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to KAVL or its Subsidiaries, as Delta, Pubco, Merger Sub or their respective Representatives may reasonably request regarding KAVL, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of KAVL’s Representatives to reasonably cooperate with Delta, Pubco and Merger Sub and their respective Representatives in their investigation, except that nothing herein shall require either KAVL or its Subsidiaries to disclose any information to Delta, Pubco, Merger Sub, or their Representatives that would cause a risk of loss of legal privilege to the disclosing party or would constitute a violation of applicable Laws; provided that KAVL shall have used commercially reasonable efforts to provide such information without violation of applicable Law. Delta and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of KAVL or any of its Subsidiaries.

8.2       Conduct of Business of Delta, Pubco, Merger Sub and the Sellers.

(a)       Unless KAVL shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.2, Delta, Pubco and Merger Sub shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Delta Companies, Pubco and Merger Sub and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)       Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.2, during the Interim Period, without the prior written consent of KAVL (such consent not to be unreasonably withheld, conditioned or delayed), each of Delta, Pubco or Merger Sub shall not, and each shall cause its Subsidiaries not to:

(i)       amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)       authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, provided that Delta shall be entitled to issue a number of shares up to five percent (5%) of the issued and outstanding Delta Shares to directors, officers, employees and consultants pursuant to share or option awards or otherwise, subject to the requirements of Section 8.2(c) below;

(iii)       split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)       incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $5,000,000, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $5,000,000 (excluding Transaction Financing, which shall be subject to the provisions of Section 8.23 hereof);

(v)       increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Delta Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)       make, change or revoke any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, file any Tax Return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of Taxes with any Tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as relevant;

(vii)       transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Delta Registered IP, Delta Licensed IP or other Delta IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets of the Delta Companies;

(viii)       terminate, or waive or assign any material right under any Delta Material Contract or enter into any Contract that would be a Delta Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix)       fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)       establish any Subsidiary or enter into any new line of business;

(xi)       fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)       revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with such Party’s outside auditors;

(xiii)       waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $1,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Delta Financials or the consolidated financial statements of Pubco, as applicable, other than any waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of Delta in accordance with its past practices which are not material individually or in the aggregate;

(xiv)       close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv)       sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

(xvi)       acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice or pursuant to any Delta Material Contract;

(xvii)       make capital expenditures in excess of $5,000,000 for any project;

(xviii)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix)       voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 other than in the ordinary course of business consistent with past practice, pursuant to the terms of a Delta Material Contract or Delta Benefit Plan;

(xx)       sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, in any case outside of the ordinary course of business consistent with past practice;

(xxi)       enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Delta, Pubco or Merger Sub;

(xxii)       take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii)       accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv)       enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by this Agreement) any transaction with any Delta Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv)       authorize or agree to do any of the foregoing actions.

(c)       Without limiting Sections 8.2(a) and 8.2(b), during the Interim Period, without the prior written consent of KAVL, (i) Delta shall not issue any Delta Securities, and (ii) no Seller shall sell, transfer or dispose of any Delta Securities owned by such Seller, in either case of clauses (i) and (ii), unless the recipient or transferee of such Delta Securities (the “New Seller”) executes and delivers to KAVL, Pubco, Merger Sub and Delta a joinder agreement, in form and substance reasonably acceptable to KAVL and Pubco, to become bound by the terms and conditions of this Agreement as a Seller hereunder, as well as execute and deliver to KAVL, Pubco, Merger Sub and Delta any Ancillary Documents which such New Seller would have been required to be a party or bound if such New Seller were a Seller on the date of this Agreement. The Parties shall make any appropriate adjustments to Annex I to account for any such New Seller.

8.3       Conduct of Business of KAVL.

(a)       Unless Delta and Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.3, KAVL shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to KAVL and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)       Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.3, during the Interim Period, without the prior written consent of Delta and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), KAVL shall not, and shall cause its Subsidiaries not to:

(i)       amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)       authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards (other than the issuances of equity awards issued pursuant to the KAVL Incentive Plan (which are exercised or converted into Kaival Common Stock on or prior to the Closing) or the issuance of KAVL Common Stock to Bidi in exchange for the cancellation of outstanding debt owed by KAVL or KBI to Bidi), or engage in any hedging transaction with a third Person with respect to such securities;

(iii)       split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)       incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 8.3(b)(iv) shall not prevent KAVL from borrowing funds necessary to finance its ordinary course administrative costs and expenses, including its ordinary course accounts payables, and Expenses incurred in connection with the consummation of the Transactions) (excluding Transaction Financing, which shall be subject to the provisions of Section 8.23 hereof);

(v)       increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any KAVL Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)       make, change or revoke any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, file any Tax Return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of Taxes with any Tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as applicable;

(vii)       transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any KAVL Registered IP, KAVL Licensed IP or other KAVL IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets of the KAVL Companies;

(viii)       terminate, or waive or assign any material right under any KAVL Material Contract or enter into any Contract that would be a KAVL Material Contract, in any case outside of the ordinary course of business consistent with past practice, other than the Deed of Licensing Agreement by and between KBI and PMI dated as of June 13, 2022, as amended (the “PMI License”) and the Exclusive Distribution Agreement dated as of March 9, 2020 by and between Bidi and KAVL, as amended (the “Bidi Agreement”), KAVL may enter into a Novation Agreement whereby Bidi becomes a counterparty in place of KAVL and KBI with respect to the PMI License or KAVL may agree to terminate the PMI License pursuant to a Termination Agreement, in each case so long as (i) after such novation or termination (a) no amounts are owing from or required to be paid by KAVL or KBI, and (b) there are no Liabilities or indemnification or other obligations from, either KAVL or KBI, on the one hand, to or in respective of, any of Phillip Morris, PMI or Bidi (or any of their indemnified parties or affiliates), on the other hand, in connection with the PMI License Documents or Bidi License Documents or as a result of such novation or termination (except as expressly agreed by Delta in writing); (ii) in the case of any termination of the PMI License and/or PMI License Documents, PMI has agreed in writing to provide royalty payments to Bidi in an amount not less than the royalty payments agreed to under the PMI License; and (iii) Bidi has executed an amendment to the Bidi License Documents whereby Bidi agrees to pay KAVL or KBI 50% of the revenue which any of Bidi and its affiliates receive, directly or indirectly, from PMI or any of its affiliates (including those payments set forth in subsection (ii) above) (the “Bidi License Document Amendments”);

(ix)       fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)       establish any Subsidiary or enter into any new line of business;

(xi)       fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)       revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting KAVL’s outside auditors;

(xiii)       waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, KAVL or any KAVL Company) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the KAVL Financials, other than waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of KAVL in accordance with its past practices which are not material individually or in the aggregate;

(xiv)       acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xv)       close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xvi)       sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

(xvii)       make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding, for the avoidance of doubt, incurring any Expenses);

(xviii)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xix)       voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 8.2(c) during the Interim Period;

(xx)       sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi)       enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xxii)       take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii)       accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv)       enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by this Agreement) any transaction with any KAVL Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv)       authorize or agree to do any of the foregoing actions.

If the changes and amendments to the PMI License Documents and the Bidi License Documents as set forth in Section 8.3(b) (viii) are not executed during the Interim Period, then Delta and Pubco shall agree to the execution of such changes and amendments until six (6) months after Closing.

8.4       Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, Delta shall deliver to KAVL an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Delta Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of Delta to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Delta Companies as of the date or for the periods indicated, in accordance with IFRS, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, Delta will also promptly deliver to KAVL copies of any audited consolidated financial statements of the Delta Companies that the Delta Companies’ certified public accountants may issue.

8.5       KAVL Public Filings. During the Interim Period, KAVL shall keep current and timely file (subject to extension pursuant to Rule 12b-25 promulgated by the SEC) all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Transactions to maintain the listing of the KAVL Common Stock on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on the Stock Exchange only the Pubco Ordinary Shares.

8.6       No Solicitation.

(a)       During the Interim Period, except as set forth below, KAVL shall not, shall cause each KAVL Company, and shall use commercially reasonable efforts to cause each officer, director, employee or Affiliate of KAVL or of any KAVL Company not to, and shall not authorize or permit any Representative of KAVL or any KAVL Company, directly or indirectly, to (i) solicit, initiate, encourage or take any other action designed to solicit or which may have the effect of soliciting or indicating an interest in a solicitation of, the submission of, any Takeover Proposal, (ii) participate or engage in any written correspondence, discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (iii) unless the KAVL board of directors (“KAVL Board”) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law and solely to the extent necessary to permit such third party to submit an unsolicited Takeover Proposal that is, or is reasonably likely to be, a Superior Proposal, to the KAVL Board, release any third party from any confidentiality or standstill agreement to which KAVL is a party, or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement. KAVL shall, and shall cause each KAVL Company and KAVL’s and each such KAVL Company’s respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussions or negotiations heretofore conducted by KAVL, any KAVL Company or their respective Representatives with respect to any Takeover Proposal. KAVL shall promptly after the date of this Agreement instruct each Person that has heretofore executed a confidentiality agreement relating to any Takeover Proposal to promptly return or destroy all information, documents and materials relating to a Takeover Proposal or to KAVL or its businesses, operations or affairs heretofore furnished by KAVL or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement. It is understood that any violation of the restrictions of this Section 8.6(a) in any material respect by any Representative of KAVL or any KAVL Company shall be deemed a material breach of this agreement by KAVL.

(b)       Notwithstanding the restrictions set forth in Section 8.6(a), if, prior to the Required KAVL Stockholder Approval, in response to an unsolicited written, bona fide Takeover Proposal from a third party that the KAVL Board determines in good faith (after consultation with its financial advisors and independent outside legal counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal, KAVL and its Representatives may, subject to KAVL giving Delta prompt written notice (which notice shall contain a description of the material terms and conditions pertinent thereto and the other parties thereto), and a statement to the effect that the KAVL Board has made the determination required by this Section 8.6(b) in respect thereof and that KAVL intends to furnish non-public information to, or enter into discussions or negotiations with, such Person):

(i)       furnish information with respect to KAVL and each KAVL Company to the Person making such Takeover Proposal and its representatives pursuant to a confidentiality agreement that contains terms no less favorable to KAVL than the terms of the confidentiality provisions of this Agreement or any non-disclosure agreement entered into between KAVL and Delta (except that such confidentiality agreement shall contain additional provisions that expressly permit KAVL to comply with the provisions of this Section 8.6), provided, that a copy of all such information is delivered simultaneously to Delta to the extent it has not previously been so furnished to Delta, and

(ii)       engage in such negotiations or discussions with the Person making such Takeover Proposal as the KAVL Board shall determine in good faith that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law.

(c)       Except as otherwise permitted by Section 8.6(d), neither the KAVL Board nor any committee thereof shall (i) withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in any manner adverse to Delta, Pubco or Merger Sub, the KAVL Board recommendation regarding the Transactions, or fail to include a recommendation in the Proxy Statement to approve the Transactions, (ii) approve or recommend or propose publicly to approve or recommend, any Takeover Proposal (any of the foregoing in clause (i) or (ii), a “Change in Recommendation”), (iii) take any action to exempt any Person (other than Delta, Pubco, Merger Sub and their respective Affiliates) from the restrictions contained in any takeover Law or otherwise cause such restrictions not to apply, (iv) enter into any agreement, agreement-in-principle or letter of intent with respect to, or accept, any Takeover Proposal, or (v) enter into any agreement, agreement-in-principle or letter of intent requiring Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the Transactions or breach its obligations under this Agreement.

(d)       Notwithstanding the provisions of this Section 8.6, at any time prior to the Required KAVL Stockholder Approval, the KAVL Board (or applicable committee thereof) may:

(i)       in the absence of a Takeover Proposal, make a Change in Recommendation if a material event or change in circumstances has occurred after the date hereof that was not known or reasonably foreseeable by KAVL prior to the date hereof and the KAVL Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law, or

(ii)       if the KAVL Board (or the applicable committee thereof) has received a written, bona fide Takeover Proposal (that has not been withdrawn) that constitutes a Superior Proposal, and such Takeover Proposal shall not have resulted from a breach or violation of the terms of this Section 8.6, terminate this Agreement to authorize and allow KAVL to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, prior to the KAVL Board taking any such action contemplated by clauses (i) or (ii): (A) KAVL shall have provided to Delta prompt written notice advising Delta of the decision of the KAVL Board to take such action and the reasons therefor; (B) KAVL shall have given Delta five (5) Business Days after the date of delivery of such notice to propose revisions to the terms of this Agreement or make another proposal and, if Delta proposes to revise the terms of this Agreement or make another proposal, KAVL shall have, during such period, negotiated in good faith with Delta with respect to such proposed revisions or other proposal and to make such adjustments in the terms and conditions of this Agreement as would permit KAVL or the KAVL Board not to accept such Takeover Proposal without being in violation of the fiduciary duties of KAVL’s directors (it being agreed that any material changes to any Takeover Proposal shall require delivery of a new notice and a new period of five (5) Business Days after the date of such delivery for negotiations between Delta and KAVL); and (C) with respect to any Takeover Proposal contemplated by clause (ii), the KAVL Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of such negotiations and giving effect to the proposals made by Delta, if any, that such Takeover Proposal constitutes a Superior Proposal.

(e)       Nothing contained in this Agreement shall prohibit KAVL or the KAVL Board from (i) taking and disclosing to the stockholders of KAVL a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the stockholders of KAVL pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided KAVL has otherwise complied with the terms of this Section 8.6(e), provided, however, that any disclosure made by KAVL or the KAVL Board pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that KAVL is unable to take a position with respect to the bidder’s tender offer unless the KAVL Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Laws; provided, further, that (x) in the case of each of the foregoing clauses (i) and (ii), any such disclosure or public statement shall be deemed to be a Change in Recommendation subject to the terms and conditions of this Agreement unless the KAVL Board reaffirms the KAVL Board Recommendation in such disclosure or public statement; and (y) KAVL shall not affect a Change in Recommendation unless specifically permitted pursuant to the terms of this Section 8.6(e).

(f)       In addition to the other obligations of KAVL set forth in this Section 8.6, KAVL shall promptly, and in any case within twenty-four (24) hours of its receipt, advise Delta orally and in writing of any request for information with respect to any Takeover Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Takeover Proposal, and the material terms and conditions of such request, Takeover Proposal or inquiry. KAVL shall keep Delta informed on a reasonably current basis of the status and material terms and conditions (including all material amendments or proposed material amendments) of any such Takeover Proposal or inquiry. In addition to the foregoing, KAVL shall provide Delta with at least twenty-four (24) hours prior notice of a meeting of the KAVL Board (or such lesser notice as is provided to the members of the KAVL Board) at which the KAVL Board is reasonably expected to consider a Takeover Proposal.

(g)       As a requirement and precondition to KAVL accepting a Takeover Proposal which is a Superior Proposal or effecting a Change in Recommendation, contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation, KAVL shall terminate this Agreement pursuant to Section 10.1(i) and pay to Delta, by wire transfer of immediately available funds, the Superior Proposal Termination Fee as defined in Section 10.4. For the avoidance of doubt, it shall be a condition to the acceptance of a Superior Proposal or a Change in Recommendation that the Superior Proposal Termination Fee be paid at the time set forth in Section 10.4(a).

8.7       No Trading. Delta, Pubco, Merger Sub and the Sellers each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of KAVL, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Delta, Pubco, Merger Sub and the Sellers each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of KAVL, communicate such information to any third party, take any other action with respect to KAVL in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8       Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to Delta, any Seller): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to Delta, any Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates (or, with respect to Delta, any Seller); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates (or, with respect to Delta, any Seller), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates (or, with respect to Delta, any Seller) with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9       Efforts.

(a)       Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)       In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. The Parties agree that any fees, costs and expenses in connection with any filings required under Antitrust Laws pursuant to this Section 8.9(b) shall be borne by Delta.

(c)       As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or with respect to Delta, any Seller) receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d)       Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to Pubco, during the Interim Period, Delta, Pubco and Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined Rule 3b-4 under the Exchange Act and to maintain such status through the Closing.

8.10       Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.11       The Registration Statement.

(a)       As promptly as practicable after the date hereof, KAVL and Pubco shall prepare with the assistance of Delta and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of KAVL Securities at the Effective Time, which Registration Statement will also contain a proxy statement of KAVL (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from KAVL stockholders for the matters to be acted upon at the Special Stockholder Meeting.

(b)       The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from KAVL stockholders to vote, at a special meeting of KAVL stockholders to be called and held for such purpose (the “Special Stockholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including, to the extent required, the issuance of any securities in any Transaction Financing), by the holders of KAVL Stock in accordance with KAVL’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (B) the adoption and approval of a new Equity Incentive Plan for Pubco, in form and substance to be mutually agreed by Pubco, Delta and KAVL prior to the Closing (the “Pubco Equity Plan”), which will provide that the total awards under such Pubco Equity Plan will be a number of Pubco Ordinary Shares equal to fifteen percent (15%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, and containing a customary “evergreen” provision equal to two percent (2%) of the outstanding Pubco Ordinary Shares on a fully diluted basis per annum, (C) the appointment, and designation of classes, of the members of the Post-Closing Pubco Board, in each case in accordance with Section 8.14 hereof, (D) such other matters as Delta, Pubco and KAVL shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (D), collectively, the “Stockholder Approval Matters”), and (E) the adjournment of the Special Stockholder Meeting, if necessary or desirable in the reasonable determination of KAVL.

(c)       If, on the date one (1) day immediately preceding the date for which the Special Stockholder Meeting is scheduled, KAVL reasonably believes that it will not receive proxies representing a sufficient number of shares to obtain the Required KAVL Stockholder Approval, whether or not a quorum is present, or KAVL will not have sufficient shares of KAVL Stock to constitute a quorum, KAVL may in its sole discretion make one or more successive postponements or adjournments of the Special Stockholder Meeting as long as such Special Stockholder Meeting is not postponed more than five (5) days for each postponement or adjournment or an aggregate of ten (10) days for all such postponements or adjournments. In connection with the Registration Statement, KAVL and Pubco shall file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in KAVL’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. KAVL and Pubco shall cooperate and provide Delta (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. Delta shall provide KAVL with such information concerning the Delta Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by Delta shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(d)       Pubco shall use commercially reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby, which shall include reasonable best efforts to cause to be delivered to consent from its independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act. Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Special Stockholder Meeting, respectively. Each of KAVL, Pubco and Delta shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to Delta, Pubco, KAVL and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to KAVL’s stockholders to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and KAVL’s Organizational Documents; provided, however, Pubco may not amend the Registration Statement without KAVL’s written consent.

(e)       KAVL and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. KAVL and Pubco shall provide Delta with copies of any written comments, and shall inform Delta of any material oral comments, that KAVL, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Stockholder Meeting promptly after the receipt of such comments and shall give Delta a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(f)       As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, KAVL and Pubco shall distribute the Registration Statement to KAVL’s stockholders and, pursuant thereto, shall call the Special Stockholder Meeting in accordance with the DGCL for a date no later than forty (40) days following the effectiveness of the Registration Statement. KAVL shall use its reasonable best efforts to solicit from the holders of KAVL Common Stock proxies in favor of the Required KAVL Stockholder Approval prior to the Special Stockholder Meeting, and KAVL shall take all other actions reasonably necessary or advisable to secure the Required KAVL Stockholder Approval, including enforcing the Voting Agreements.

(g)       KAVL and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, KAVL’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Stockholder Meeting.

(h)       From the Voting Agreement Delivery Date through the receipt of the Required KAVL Stockholder Approval, the Voting Agreements executed and delivered by the holders of KAVL Securities and KAVL to Delta and Pubco will include holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval, and such Voting Agreements shall remain in full force and effect through the receipt of the Required KAVL Stockholder Approval (together, the “Voting Agreement Requirements”). KAVL will use its best efforts to deliver to Delta and Pubco on or prior to the Voting Agreement Delivery Date Voting Agreements duly executed by KAVL and the holders of KAVL Securities sufficient to meet the Voting Agreement Requirements. If after the Voting Agreement Delivery Date and prior to the receipt of the Required KAVL Stockholder Approval, the holders of any KAVL Warrants or KAVL Stock Options exercise such KAVL Stock Options into shares of KAVL Common Stock, and as a result of such exercise, the Voting Agreement Requirements are no longer met, then the cash proceeds to KAVL of such exercise shall be used by KAVL to repurchase a number of shares of KAVL Common Stock in the open market equal to the lesser of (i) the number of shares of KAVL Common Stock needed to be repurchased so that the Voting Agreements Requirements are then met and (ii) the number of shares of KAVL Common Stock that may be repurchased by KAVL using such proceeds based on market prices and conditions. For the avoidance of doubt, without the prior written consent of Delta, during the Interim Period, the KAVL Companies shall not use any additional cash other than the proceeds from the exercise of such KAVL Warrants or KAVL Stock Options to repurchase shares of KAVL Common Stock. To the extent that the exercise of such KAVL Warrants or KAVL Stock Options do not cause the Voting Agreement Requirements to no longer be met (including after giving effect to the repurchase of KAVL Common Stock by KAVL on the open market in accordance with this Section 8.11(h)), then the proceeds from the exercise of such KAVL Warrants or KAVL Stock Options may be used by the KAVL Companies to pay ordinary expenses of the KAVL Companies, make severance payments to KAVL executive officers and/or dividend distributions to holders of KAVL Stock immediately prior to the Closing (provided, that any such dividend distribution shall be made within thirty (30) days after the Closing to such holders of KAVL Stock), so long as, in each case, such payments or distributions do not cause, and would not reasonably be expect to cause, KAVL to fail to satisfy the condition to the Closing set forth in Section 9.2(e). During the Interim Period, KAVL shall notify Delta in writing within two (2) Business Days of (i) any exercise of any KAVL Warrant or KAVL Stock Option, with such notification identifying the number of KAVL Warrants or KAVL Stock Options exercised, their exercise price and the number of shares issued with respect to such exercise and (ii) any purchase of shares of KAVL Common Stock in the open market to meet the Voting Agreement Requirements in accordance with this Section 8.11(h).

8.12       Public Announcements.

(a)       The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of KAVL, Pubco and Delta, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)       The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within twenty-four (24) hours thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release and within four (4) Business Days of execution of this Agreement, KAVL shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which Delta shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with Delta reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within twenty-four (24) hours thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release and within four (4) Business Days of execution of this Agreement, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which KAVL shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

8.13       Confidential Information.

(a)       Delta, Pubco, Merger Sub and the Sellers agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any KAVL Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the KAVL Confidential Information without KAVL’s prior written consent; and (ii) in the event that Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any KAVL Confidential Information, (A) provide KAVL to the extent legally permitted with prompt written notice of such requirement so that KAVL or an Affiliate thereof may seek, at KAVL’s cost, a protective Order or other remedy or waive compliance with this Section 8.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or KAVL waives compliance with this Section 8.13(a), furnish only that portion of such KAVL Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such KAVL Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Delta, Pubco, Merger Sub and the Sellers shall, and shall cause their respective Representatives to, promptly deliver to KAVL or destroy (at KAVL’s election) any and all copies (in whatever form or medium) of KAVL Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b)       KAVL hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Delta Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of Delta Confidential Information without Delta’s prior written consent; and (ii) in the event that KAVL or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Delta Confidential Information, (A) provide Delta to the extent legally permitted with prompt written notice of such requirement so that Delta may seek, at Delta’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or Delta waives compliance with this Section 8.13(b), furnish only that portion of such Delta Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Delta Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, KAVL shall, and shall cause its Representatives to, promptly deliver to Delta or destroy (at Delta’s election) any and all copies (in whatever form or medium) of Delta Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, KAVL and its Representatives shall be permitted to disclose any and all Delta Confidential Information to the extent required by the Federal Securities Laws.

8.14       Post-Closing Board of Directors and Executive Officers.

(a)       The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of not less than five (5) and not greater than seven (7) individuals, as such number is determined by Delta prior to the Closing. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) one (1) individual that is designated by KAVL prior to the Closing who will be reasonably acceptable to Delta (the “KAVL Director”); and (ii) up to six (6) individuals (as applicable) that are designated by Delta prior to the Closing (the “Delta Directors”). Immediately after the Closing, a majority of the directors on the Post-Closing Board shall be independent directors in accordance with the requirements of the applicable Stock Exchange and satisfy any minimum diversity requirements of the applicable Stock Exchange in effect at such time. Pursuant to the Amended Pubco Charter as in effect as of the Closing, the Post-Closing Pubco Board shall be a classified board with three classes of directors, with (A) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. The KAVL Director shall be a Class A Director, and the remaining allocation of directors among the classes for the Post-Closing Pubco Board shall be determined by Delta prior to the Closing.

(b)       The Parties shall take all action necessary, including causing the executive officers of Pubco to either resign or be removed from their office, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Delta immediately prior to the Closing (unless Delta desires to appoint another qualified person to serve in either such role, in which case, such other person identified by Delta shall serve in such role).

8.15       Indemnification of Directors and Officers; Tail Insurance.

(a)       The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of KAVL and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of KAVL (the “KAVL D&O Indemnified Persons”) as provided in KAVL’s Organizational Documents or under any indemnification, employment or other similar agreements between any KAVL D&O Indemnified Person and KAVL, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of KAVL to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to KAVL D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of KAVL to the extent permitted by applicable Law.

(b)       The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Delta and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Delta (the “Delta D&O Indemnified Persons”) as provided in Delta’s Organizational Documents or under any indemnification, employment or other similar agreements between any Delta D&O Indemnified Person and Delta, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Delta to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to Delta D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of Delta to the extent permitted by applicable Law.

(c)       The provisions of this Section 8.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the KAVL D&O Indemnified Persons and the Delta D&O Indemnified Persons and their respective heirs and representatives.

(d)       For the benefit of KAVL’s directors and officers, KAVL shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than KAVL’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and KAVL shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and KAVL shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

8.16       Employment Agreements. Prior to the Closing, Delta and KAVL shall use its reasonable best efforts to cause the current Chief Executive Officer and Chief Financial Officer of Delta to enter into the Employment Agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Delta and KAVL, between each such person and Pubco.

8.17       Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, indirect and other substantially similar Taxes (including any indirect capital gains taxes) and fees incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne by Pubco. Pubco shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and each of KAVL and Delta agrees to cooperate in the filing of such Tax Returns and other documentation, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns and other documentation.

8.18       Tax Matters. Each of the Parties (together with each of its respective Affiliates) shall use its reasonable best efforts to cause, taken together, the Merger and the Share Exchange to qualify as an exchange described in Section 351 of the Code and as a “reorganization” within the meaning of Section 368(a) of the Code, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

8.19       Section 16 Matters. Subject to the following sentence, prior to the Effective Time, Pubco, Delta and KAVL will take all such steps as may be required (to the extent permitted under applicable Laws and no-action letters issued by the SEC) to cause any acquisition of Pubco Ordinary Shares (including derivative securities with respect to Pubco Ordinary Shares) by each Person (including any director by deputization) who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Pubco, to be exempt under Rule 16b-3 under the Exchange Act. At least ten (10) days prior to the Closing Date, KAVL will furnish the following information to Pubco for each Person who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to KAVL: (a) the number of shares of KAVL Stock held by such Person and expected to be exchanged for Pubco Ordinary Shares pursuant to the Transaction and (b) the number of other derivative securities (if any) with respect to KAVL Stock held by such individual and expected to be converted into Pubco Ordinary Shares or derivative securities with respect to Merger Sub Common Stock in connection with the Transactions.

8.20       Delta Management Transfers. The Parties acknowledge that during the Interim Period, the Sellers intend to transfer a portion of their economic interests in Delta to certain members of the management of Delta, whether by direct transfer of Delta Shares, issuance of additional Delta Shares or Delta Convertible Shares or by transfer or issuance of shares or other securities of the Sellers. The Parties agree to reasonably cooperate with such efforts by the Sellers, including providing consents under, or amending, this Agreement to implement such transfers, so long as in each case, such transfers do not adversely affect the economic rights of the holders of KAVL Securities under this Agreement or the amounts otherwise payable to Maxim under the Amended Maxim Agreement, and such members of management are subject to the terms of a Seller Lock-Up Agreement and the Registration Rights Agreement with respect to any shares received.

8.21       Listing. Pubco shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of the applicable Stock Exchange, to prepare and submit to Nasdaq or another national exchange mutually agreed by Delta and KAVL acting reasonably (Nasdaq or such other national exchange, the “Stock Exchange”) a notification form for the listing of the Pubco Ordinary Shares to be issued in connection with the Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance) and (b) to the extent required by Nasdaq Marketplace Rule 5110 (or similar rule of an alternative Stock Exchange agreed by the Delta and KAVL), to file an initial listing application for the Pubco Ordinary Shares on the applicable Stock Exchange (the “Exchange Listing Application”) and to cause such Exchange Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Stock Exchange rules and regulations. KAVL and Delta will cooperate with Pubco as reasonably requested by Pubco with respect to the Exchange Listing Application and promptly furnish to Pubco all information concerning the Delta Companies, or KAVL and its stockholders, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 8.21. Without limiting the foregoing, the Parties agree that in the event that the price per share of KAVL Common Stock upon the Effective Time is not reasonably expected by the Parties to be significantly in excess of the minimum Nasdaq listing requirements, the Parties will amend this Agreement to reduce the ratio into which KAVL Common Stock converts into Pubco Ordinary Shares from one-to-one to such number that the Parties reasonably expect would result in the price per share of KAVL Common Stock upon the Effective Time being significantly in excess of the minimum Nasdaq listing requirements (and which will accordingly reduce the conversion ratio of other KAVL Securities, Delta Securities and Maxim Fee Shares and Maxim Earnout Shares hereunder).

8.22       Amended Maxim Agreement. Simultaneously with the execution and delivery of this Agreement, KAVL, Delta, Pubco and Maxim have entered into a letter agreement (the “Amended Maxim Agreement”) providing that: (a) notwithstanding anything to contrary contained in the Maxim Delta Engagement Agreement and/or the Maxim KAVL Advisory Agreement, the Advisory Fee (as defined as Success Fee in the Maxim Delta Engagement Agreement and the Maxim KAVL Advisory Agreement) shall be the Maxim Fee Shares, in the aggregate of all Advisory Fee(s) set forth in the Maxim Delta Engagement Agreement and in the Maxim KAVL Advisory Agreement together; provided, however, that, in the event of payment of the Delta Earnout Shares, such Advisory Fee shall include the Maxim Earnout Shares which shall be issued to Maxim pursuant to this Agreement; (b) upon the Closing, the Maxim KAVL Advisory Agreement shall terminate and none of the provisions in the Maxim KAVL Advisory Agreement shall survive such termination (including provisions in the Maxim KAVL Advisory Agreement which would otherwise survive termination or be effective following termination); provided, however, that the obligations of KAVL in Sections 7 and 17 and Exhibit A of the Maxim KAVL Advisory Agreement, and the obligation to pay the Maxim Earnout Shares as provided therein, shall survive such termination (and the parties thereto further agree that there shall be no duplication of compensation for any Transaction Financing, between or among any of the Maxim KAVL Advisory Agreement, the Maxim Delta Engagement Agreement and/or the Delta Placement

Agency Agreement); (c) upon the Closing the Maxim KAVL Placement Agreement shall terminate, and none of the provisions in the Maxim KAVL Placement Agreement shall survive such termination (including provisions in the Maxim KAVL Placement Agreement which would otherwise survive termination or be effective following termination; provided, however, that Section 4 (and Addendum A incorporated by reference), Section 7 and Section 13 thereof shall survive such termination)), and (d) the provisions of the Maxim Delta Engagement Agreement are agreed to not apply to this Agreement and/or the Transactions (as defined in this Agreement), including, without limitation, any fees or expense reimbursement provided in the Maxim Delta Engagement Agreement; provided, however, that: (i) with respect to any Transaction Financing which is an Alternative Offering (as defined in the Maxim Delta Engagement Agreement), which is not an Excluded Financing (as defined in the Maxim Delta Engagement Agreement) Maxim shall be entitled to the compensation as provided in the Maxim Delta Engagement Agreement; (ii) the provisions of Paragraphs 14 and 15(b) of the Maxim Delta Engagement Agreement shall apply to Pubco and its subsidiaries (and each of their successors), including Delta and Kaival, after the Closing with respect to any transactions specified in such paragraphs by Pubco or its subsidiaries (and each of their successors), for a period of 12 months following the Closing (and all conditions precedent to those rights, for such rights to commence as of Closing (other than Maxim accepting the offer pursuant to any right of first refusal), shall be deemed to have occurred as of the Closing), and (iii) with respect to Paragraph 15(b) of the Maxim Delta Engagement Agreement, the twelve (12) month period specified in such Paragraph 15(b) and subsection 4(ii) of the Amended Maxim Agreement, will include any investors set forth on a schedule to the Amended Maxim Agreement.

8.23       Transaction Financing. Without limiting anything to the contrary contained herein, during the Interim Period, Delta and Pubco may enter into financing agreements (“Financing Agreements”) on such terms and structuring as Delta and KAVL shall mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed; provided, however, in no event shall KAVL’s consent be deemed unreasonably withheld, conditioned or delayed with respect to any Financing Agreement that provides for the issuance by Pubco or Delta of equity or equity-linked securities (including convertible debt) either (i) in excess of $5,000,000 in the aggregate for all Financing Agreements or (ii) at a price per share (including a conversion price, exercise price or floor price) of less than $1.00 per Pubco Ordinary Share (such $1.00 price subject to proportionate increase in the event that the ratio into which KAVL Common Stock converts into Pubco Ordinary Shares is reduced pursuant to the last sentence of Section 8.21) (collectively, the “Transaction Financing”). KAVL, Delta and Pubco shall, and shall cause their respective Representatives to, reasonably cooperate with the others in connection with such Financing Agreements, including with respect to KAVL, becoming party to such Financing Agreements, subject to the provisions of this Section 8.23. The Transaction Financing may be structured as common equity, convertible preferred equity, convertible debt, a committed equity facility, debt facility, and/or other sources of cash proceeds, in each case, whether such investment is into KAVL (at or after the Closing), Delta or Pubco. KAVL, Pubco and Delta shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the executed Financing Agreements. For purposes of clarity, KAVL shall not be required to enter into any Financing Agreements during the Interim Period if such Transaction Financing would create liability for KAVL during the Interim Period or thereafter if this Agreement is terminated prior to the Closing.

Article IX
CLOSING CONDITIONS

9.1       Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by Delta and KAVL of the following conditions:

(a)       Required KAVL Stockholder Approval. The Stockholder Approval Matters that are submitted to the vote of the stockholders of KAVL at the Special Stockholder Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of KAVL at the Special Stockholder Meeting in accordance with KAVL’s Organizational Documents, applicable Law and the Proxy Statement (the “Required KAVL Stockholder Approval”).

(b)       Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c)       Requisite Regulatory Approvals. All Consents set forth in Schedule 9.1(c) shall have been obtained.

(d)       Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.1(d) shall have each been obtained or made.

(e)       No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f)       Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.14.

(g)       Pubco Charter Amendment. At or prior to the Closing, the shareholders of Pubco shall have amended and restated the memorandum and articles of association of Pubco in form and substance as shall have been mutually agreed by Pubco, Delta and KAVL prior to the Closing (the “Amended Pubco Charter”).

(h)       Foreign Private Issuer Status. Each of Delta and KAVL shall have received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(i)       Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(j)       Stock Exchange Listing. The Pubco Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on a Stock Exchange, subject to official notice of issuance.

9.2       Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers. In addition to the conditions specified in Section 9.1, the obligations of Delta, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction or written waiver (by Delta and Pubco) of the following conditions:

(a)       Representations and Warranties. All of the representations and warranties of KAVL set forth in Article IV of this Agreement and in any certificate delivered by or on behalf of KAVL pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, KAVL.

(b)       Agreements and Covenants. KAVL shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)       No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to KAVL since the date of this Agreement which is continuing and uncured.

(d)       Certain Ancillary Documents. Each KAVL Holder Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)       Cash and Cash Equivalents; Indebtedness. Upon the Closing, KAVL shall have (i) no Indebtedness, (ii) an amount in unrestricted cash and cash equivalents at least equal to KAVL’s accrued but unpaid Expenses (including the D&O Tail Insurance premiums) and (iii) no stand-by equity lines, preferred equity, warrants, options, derivatives or any other convertible securities outstanding (other than the KAVL Warrants to become Pubco Warrants that are issued and outstanding as of the date of this Agreement).

(f)       Amended Maxim Agreement. The Amended Maxim Agreement shall be in full force and effect as of the Closing.

(g)       Novation or Termination of PMI Documentation. In the event of any Novation (as contemplated by section 8.3(b) hereof), the Novation Agreement shall be in full force and effect as of Closing, and/or in the event of a termination of any of the PMI License or PMI License Documents, the Termination Agreement shall be in full force and effect as of the Closing, and in either case each of Bidi and KAVL (or KBI) shall have entered into the Bidi License Document Amendments.

(h)       Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.2(h) shall have each been obtained or made, and PMI has waived any right to termination of the PMI License Documents for events or transactions prior to or in connection with the Transactions, except pursuant to a Novation Agreement or Termination Agreement.

(i)       Closing Deliveries.

(i)       Officer Certificate. KAVL shall have delivered to Delta and Pubco a certificate, dated the Closing Date, signed by an executive officer of KAVL in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to KAVL.

(ii)       Secretary Certificate. KAVL shall have delivered to Delta and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of KAVL’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of KAVL’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required KAVL Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which KAVL is or is required to be a party or otherwise bound.

(iii)       Good Standing. KAVL shall have delivered to Delta and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for KAVL certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of KAVL’s jurisdiction of organization and from each other jurisdiction in which KAVL is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)       Registration Rights Agreement. Delta and Pubco shall have received a copy of the Registration Rights Agreement, in form and substance reasonably acceptable to KAVL And Delta, duly executed by KAVL and the holders of KAVL Stock that are expected to be affiliates of Pubco for U.S. securities Laws purposes after the Closing.

9.3       Conditions to Obligations of KAVL. In addition to the conditions specified in Section 9.1, the obligations of KAVL to consummate the Transactions are subject to the satisfaction or written waiver (by KAVL) of the following conditions:

(a)       Representations and Warranties. All of the representations and warranties of Delta, Pubco, Merger Sub and the Sellers set forth in Article V, Article VI and Article VII of this Agreement and in any certificate delivered by or on behalf of Delta, Pubco, Merger Sub or any Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Delta or Pubco.

(b)       Agreements and Covenants. Delta, Pubco, Merger Sub and the Sellers shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)       No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Delta or Pubco since the date of this Agreement which is continuing and uncured.

(d)       Certain Ancillary Documents. Each Seller Lock-Up Agreement and the Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)       Share Exchange. The Share Exchange shall have been effectuated in accordance with Section 2.1.

(f)       Closing Deliveries.

(i)       Officer Certificate. KAVL shall have received a certificate from Delta, dated as the Closing Date, signed by an executive officer of Delta in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c). Pubco shall have delivered to KAVL a certificate, dated the Closing Date, signed by an executive officer of Pubco in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and Merger Sub, as applicable.

(ii)       Seller Certificate. KAVL shall have received a certificate from each Seller, dated as the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to such Seller.

(iii)       Secretary Certificates. Delta and Pubco shall each have delivered to KAVL a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iv)       Good Standing. Delta shall have delivered to KAVL a good standing certificate (or similar documents applicable for such jurisdictions) for Delta certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Delta’s jurisdiction of organization and from each other jurisdiction in which Delta is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions. Pubco shall have delivered to KAVL good standing certificates (or similar documents applicable for such jurisdictions) for each of Pubco and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Pubco’s and Merger Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or Merger Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v) Tax Opinions. At or prior to the Closing, Sichenzia Ross Ference Carmel LLP, counsel for KAVL, and EGS, U.S. counsel for Delta, Pubco, Merger Sub and the Seller, each shall have delivered a tax opinion, dated as of the Closing Date, that the Transactions should be treated as an exchange described in Section 351 of the Code.

(vi)       Registration Rights Agreement. KAVL shall have received a copy of the Registration Rights Agreement, in form and substance reasonably acceptable to KAVL And Delta, duly executed by Delta, Pubco and the Sellers.

9.4       Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to Delta, any Delta Company, any Seller, Pubco or Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article X
TERMINATION AND EXPENSES

10.1       Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)       by mutual written consent of KAVL and Delta;

(b)       by written notice by KAVL or Delta if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by February 15, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or, with respect to Delta, any Seller) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)       by written notice by either KAVL or Delta if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or, with respect to Delta, any Seller) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)       by written notice by Delta to KAVL, if (i) there has been a breach by KAVL of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of KAVL shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to KAVL by Delta or (B) the Outside Date; provided, that Delta shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time Delta, Pubco, Merger Sub or any Seller is in material uncured breach of this Agreement;

(e)       by written notice by KAVL to Delta, if (i) there has been a breach by Delta, Pubco, Merger Sub or any Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Delta by KAVL or (B) the Outside Date; provided, that KAVL shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if at such time KAVL is in material uncured breach of this Agreement;

(f)       by written notice by KAVL to Delta, if there shall have been a Material Adverse Effect on the Delta or Pubco following the date of this Agreement which is uncured and continuing;

(g)       by written notice by Delta to KAVL, if there shall have been a Material Adverse Effect on KAVL following the date of this Agreement which is uncured and continuing;

(h)       by written notice by either KAVL or Delta to the other if the Special Stockholder Meeting is held (including any adjournment or postponement thereof) and has concluded, KAVL’s stockholders have duly voted, and the Required KAVL Stockholder Approval was not obtained;

(i)       by written notice by KAVL to Delta, if KAVL accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation, in either case in compliance with the requirements of Section 8.6, contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation;

(j)       by written notice by Delta to KAVL, if KAVL accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation; or

(k)       by written notice by Delta to KAVL, if KAVL has not delivered to Delta and Pubco duly executed copies of Voting Agreements by KAVL and the holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval on or prior to the Voting Agreement Delivery Date.

10.2       Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.12, 8.13, 10.3, 10.4, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Section 10.4 and this Section 10.2 (but subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

10.3       Fees and Expenses. Except as expressly otherwise set forth in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

10.4       Termination Fees.

(a)       Notwithstanding Sections 10.2 and 10.3 above, in the event that Delta terminates this Agreement pursuant to Section 10.1(d) as a result of a willful breach of this Agreement by KAVL or a Fraud Claim against KAVL, then KAVL shall pay to Delta a termination fee in cash equal to Seven Hundred Fifty Thousand Dollars ($750,000) plus a disbursement of all documented, out-of-pocket expenses up to Two Hundred Fifty Thousand Dollars ($250,000) (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) (the “KAVL Termination Fee”); provided that no KAVL Termination Fee shall be payable in the event that this Agreement is terminated for failure of KAVL to obtain the Required KAVL Stockholder Approval so long as KAVL has held the Special Stockholder Meeting in accordance with applicable Law effective in accordance of the provisions of the Securities Act. Any KAVL Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Delta within three (3) Business Days of the notice of such termination.

(b)       Notwithstanding Sections 10.2 and 10.3 above, in the event that KAVL terminates this Agreement pursuant to Section 10.1(e) as a result of a willful breach of this Agreement by Delta or a Fraud Claim against Delta, then Delta shall pay to KAVL a termination fee in cash equal to Seven Hundred Fifty Thousand Dollars ($750,000) plus a disbursement of all documented, out-of-pocket expenses up to Two Hundred Fifty Thousand Dollars ($250,000) (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) (the “Delta Termination Fee”); provided that no Delta Termination Fee shall be payable in the event that this Agreement is terminated for failure of (x) KAVL to obtain the Required KAVL Stockholder Approval so long as KAVL has held the Special Stockholder Meeting in accordance with applicable Law or (y) the Registration Statement to have been deemed effective subject to the applicable provisions of Securities Act. Any Delta Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Delta within three (3) Business Days of the notice of such termination.

(c)       Notwithstanding Sections 10.2 and 10.3 above, in the event that KAVL terminates this Agreement pursuant to Section 10.1(i) or Delta terminates this Agreement pursuant to Section 10.1(j), contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation, KAVL shall pay to Delta, by wire transfer of immediately available funds, a termination fee equal to (i) One Million Three Hundred Thousand Dollars ($1,300,000), plus (ii) the amount of all documented, reasonable out-of-pocket costs, fees and expenses incurred by Delta (including, without limitation, any documented reasonable fees, costs and expenses incurred by Delta for consultants, advisors and attorneys), up to an aggregate of One Million Dollars ($1,000,000) (the “Superior Proposal Termination Fee”).

(d)       Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where a Termination Fee is payable under this Section 10.4, the payment of such Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Party entitled to the termination fee or its Affiliates would otherwise be entitled to assert against the other Party or its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Party entitled to the Termination Fee or its Affiliates, provided, that the foregoing shall not limit (x) the other Party or its Affiliates from Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement or (y) the rights of Delta or KAVL, as the case may be, to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

Article XI
WAIVERS AND Releases

11.1       Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, each Seller, on behalf of itself and its Affiliates that owns any share or other equity interest in or of such Seller (the “Releasing Persons”), hereby releases and discharges the Delta Companies from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such

Releasing Person now has, has ever had or may hereafter have against the Delta Companies as a result of such Seller’s capacity as a holder of capital shares or other securities of Delta or its Subsidiaries and arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from a Delta Company, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Delta Companies or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document (including any of the Employment Agreements) or any of the other matters set forth on Schedule 11.1.

11.2       No Recourse. Except in the case of fraud, or to the extent otherwise set forth in any document, certificate or instrument delivered in connection with this Agreement, the Ancillary Documents or the Transactions contemplated hereunder, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement or any of the Ancillary Documents, (b) the negotiation, execution or performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to this Agreement or any of the Ancillary Documents), (c) any breach or violation of this Agreement or any of the Ancillary Documents and (d) the failure of the transactions contemplated hereunder to be consummated, in each case, may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties hereto or thereto, as applicable (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to the items in the immediately preceding clauses (a) through (d), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in any applicable Ancillary Document), (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement or any Ancillary Document, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any Ancillary Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Document.

Article XII
MISCELLANEOUS

12.1       Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against any of the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

12.2       Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) if sent by email on a Business Day before 11:59 p.m. (recipient’s time), when transmitted; (iii) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (iv) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (v) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to KAVL at or prior to the Closing, to:

Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, FL 32949
Attn: Mark Thoenes, CEO
Telephone No.: (833) 452-4825
E-mail: mark@kaivalbrands.com

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st floor
New York, NY 10036
Attn: Ross David Carmel, Esq;
Jeffrey Wofford, Esq.
Telephone No.: (212) 930-9700
E-mail: rcarmel@srfc.law and jwofford@srfc.law

If to Delta at or prior to the Closing, to:

c/o Delta Corp Holdings Limited
Suite 3016, The Leadenhall Building
122 Leadenhall Street
London EC3V 4AB, United Kingdom
Attn: Mudit Paliwal, CEO
Telephone No.: +44 203 753 5598
E-mail: mudit.paliwal@wearedelta.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.;
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com;
swilliams@egsllp.com

If to Pubco or Merger Sub at or prior to the Closing, to:

Boundary Hall, Cricket Square

Grand Cayman

KY1-1102

Cayman Islands
Attn: Mudit Paliwal
Telephone No.: + 1 345 814 6677
E-mail: mudit.paliwal@wearedelta.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.;
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com;
swilliams@egsllp.com

If to any Seller, to: the address of such Seller as set forth underneath such Seller’s signature on the signature page hereto with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.;
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com;
swilliams@egsllp.com

If to Pubco, KAVL or Delta after the Closing, to:

Boundary Hall, Cricket Square

Grand Cayman

KY1-1102

Cayman Islands
Attn: Mudit Paliwal

Telephone No.: + 1 345 814 6677
E-mail: mudit.paliwal@wearedelta.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.;
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com;
swilliams@egsllp.com

12.3       Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of KAVL, Pubco and Delta (except that Delta shall be entitled to assign this Agreement and its rights and obligations hereunder to an Affiliate without the prior written consent of any Party), and any assignment without such consent shall be null and void; provided that no such assignment (except an assignment by Delta to an Affiliate) shall relieve the assigning Party of its obligations hereunder.

12.4       Third Parties. Except for the rights of the KAVL D&O Indemnified Persons and Delta D&O Indemnified Persons set forth in Section 8.15, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

12.5       Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.6       WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6.

12.7       Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8       Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9       Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by KAVL, Pubco, Delta, and the Sellers holding a majority of the Delta Shares; provided, that (i) no amendment, supplementation or modification shall affect a Seller in a manner materially and adversely disproportionate to the other Sellers without the prior written consent of such Seller, and (ii) after receipt of the Required KAVL Stockholder Approval, no amendment may be made which by Law requires further approval by KAVL’s stockholders without such further approval.

12.10       Waiver. Each of KAVL, Pubco and Delta on behalf of itself and its Affiliates, and the Seller on its behalf, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.11       Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

12.12       Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by Delta to be given, delivered, provided or made available by Delta, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to KAVL or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of Delta for the benefit of KAVL and its Representatives at least two (2) Business Days prior to the date of this Agreement and KAVL and its Representatives have been given access to the electronic folders containing such information. To the extent that any Contract, document, certificate or instrument is represented and warranted to by KAVL to be given, delivered, provided or made available by KAVL, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Delta or its Representatives, such Contract, document, certificate or instrument shall have been (i) filed publicly or (ii) posted to the electronic data site maintained on behalf of KAVL for the benefit of Delta and its Representatives at least two (2) Business Days prior to the date of this Agreement and Delta and its Representatives have been given access to the electronic folders containing such information.

12.13       Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Article XIII
DEFINITIONS

13.1       Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“2025 Annual Report” means the annual report of Pubco for the fiscal year ended December 31, 2025 as filed with the SEC.

“2025 EBITDA” means the earnings before interest, taxes, depreciation and amortization of Pubco for the fiscal year ended December 31, 2025, based on the 2025 Annual Report, as adjusted to add back all charges relating to the Transactions and any other acquisition transaction, including, without limitation, non-cash gain from the change in fair value of contingent consideration, transaction expenses and share-based compensation charges.

“2025 EBITDA Shortfall Percentage” means the quotient obtained by dividing (a) $20,000,000 minus the Restated 2025 EBITDA by (b) $20,000,000. This percentage will not be applicable in any case if Restated 2025 EBITDA is equal to or above $20,000,000.

“2025 Net Income” means the “net income” line item in the consolidated audited income statement of Pubco for the fiscal year ended December 31, 2025 included in the 2025 Annual Report (or its equivalent metric under IFRS), as adjusted to add back all charges relating to the Transactions and any other acquisition transaction, including, without limitation, non-cash gain from the change in fair value of contingent consideration, transaction expenses and share-based compensation charges.

“2025 Net Income Shortfall Percentage” means the quotient obtained by dividing (a) $10,000,000 minus the Restated 2025 Net Income by (b) $10,000,000. This percentage will not be applicable in any case if Restated 2025 Net Income is equal to or above $10,000,000.

“2025 Revenue” means the “revenue” line item in the consolidated audited income statement of Pubco for the fiscal year ended December 31, 2025 included in the 2025 Annual Report (or its equivalent metric under IFRS).

“2025 Revenue Shortfall Percentage” means the quotient obtained by dividing (a) $700,000,000 minus the Restated 2025 Revenue by (b) $700,000,000. This percentage will not be applicable in any case if Restated 2025 Revenue is equal to or above $700,000,000.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Lock-Up Agreements, the Registration Rights Agreement, the Pubco Equity Plan, the Amended Pubco Charter, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Bidi” means Bidi Vapor, LLC, and its affiliates and subsidiaries.

“Bidi Distribution Agreement” means that Third Amended and Restated Exclusive Distribution Agreement, dated as of June 10, 2022, by and between Bidi and KAVL, as amended by that certain First Amendment to Third Amended and Restated Exclusive Distribution Agreement, dated as of October 17, 2022 by and between Bidi and KAVL, as amended from time to time.

“Bidi-KBI License Agreement” means that License Agreement, dated June 10, 2022 an as amended from time to time, between Bidi and KBI and which provides that any amount payable and all net royalties payable to KBI under the PMI License Agreement will be apportioned equally between Bidi and KBI in a manner such that each will ultimately receive fifty percent (50%) thereof.

“Bidi License Documents” means the Bidi Agreement, the Bidi Distribution Agreement and the Bidi-KBI License Agreement, and the documents in connection therewith.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Deed of Guarantee” means that certain Deed of Guarantee, dated June 13, 2022, by and among PMI, Bidi and KAVL, as amended from time to time.

“Deed of Letter” means that certain Deed of Letter, dated June 13, 2022, by and among Bidi, KAVL and PMI, as amended from time to time.

“Deed of Side Letter” means that certain Deed of Side Letter, dated November 29, 2023, by and among KBI, Bidi, KAVL and PMI, as amended from time to time.

“Delta Allocation Percentage” means (i) 100%, less (ii) the KAVL Allocation Percentage.

“Delta Company” means each of Delta and its direct and indirect Subsidiaries.

“Delta Confidential Information” means all confidential or proprietary documents and information concerning the Delta Companies, Pubco, Merger Sub or the Sellers or any of their respective Affiliates, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Delta Confidential Information shall not include any information which, (i) at the time of disclosure by KAVL or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by Delta, Pubco, Merger Sub, the Seller or their respective Representatives to KAVL or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Delta Confidential Information.

“Delta Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital shares of Delta or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of Delta.

“Delta Exchange Shares” means a number of shares equal to (i) the number of Total Exchange Shares, less (ii) the number of Maxim Exchange Shares.

“Delta Outstanding Shares” means the total number of shares of Delta Shares issued and outstanding immediately prior to the Closing expressed on a fully-diluted and as-converted basis and assuming, without limitation or duplication, (a) the exercise of any in-the-money Delta share options outstanding as of immediately prior to the Closing, on a net-exercise basis, and (b) the issuance of Delta Shares in respect of all other outstanding in-the-money options, restricted share awards, warrants or rights to receive such shares, whether conditional or unconditional, and including any outstanding options, restricted share awards, warrants or rights triggered by or associated with the Closing (but excluding any other Delta Shares reserved for issuance under any Delta equity incentive plan), on a net-exercise basis.

“Delta Securities” means, collectively, Delta Shares, any Delta options and any other Delta Convertible Securities.

“Delta Shares” means the ordinary shares, par value £1 per share, of Delta.

“DGCL” means the Delaware General Corporation Law, as amended.

“Earnout Shares” means a number of Pubco Ordinary Shares equal to (i) Thirty Million Dollars ($30,000,000), divided by (ii) the Per KAVL Share Price.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity that together with such Person, is a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Consideration” means an amount equal to Two Hundred Seventy Million Dollars ($270,000,000).

“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health and Human Services (or any successor Governmental Authority).

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, together with the regulations promulgated thereunder.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by Delta or any one or more of its Subsidiaries primarily for the benefit of employees of Delta or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Fraud Claim” means any claim based upon an alleged false or misleading statement, as defined at common law, provided that the false or misleading statement is made intentionally or with willful disregard of the truth.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), whether contingent or otherwise, including the principal amount thereof and all fees and interest accrued thereon, (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, minority interests, preferred shares, or other debt security, including all interest accrued thereon, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all guarantees, pledges or similar assurances by any member of such Person to pay another Person’s debt or to perform another Person’s obligation in the case of default, (k) all off-balance sheet Liabilities of such Person; and (l) all obligations described in clauses (a) through (k) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“KAVL Allocation Percentage” means the quotient, expressed as a percentage, of (a) the KAVL Equity Value divided by (b) the sum of the KAVL Equity Value and the Exchange Consideration.

“KAVL Book Entry Shares” means the KAVL Stock held in book-entry or other non-certificated form.

“KAVL Common Stock” means the shares of Common Stock, par value $0.001 per share, of KAVL.

“KAVL Common Warrants” means the warrants to purchase shares of KAVL Common Stock other than the KAVL Pre-Funded Warrants.

“KAVL Company” means each of KAVL and its direct and indirect Subsidiaries.

“KAVL Confidential Information” means all confidential or proprietary documents and information concerning KAVL or any of its Affiliates; provided, however, that KAVL Confidential Information shall not include any information which, (i) at the time of disclosure by Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by KAVL or its Representatives to by Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such KAVL Confidential Information.

“KAVL Equity Value” means Thirty-One Million Dollars ($31,000,000).

“KAVL Incentive Plan” means collectively Kaival’s 2020 Stock and Incentive Compensation Plan and the 2020 Stock and Incentive Compensation Plan Restricted Stock Unit Agreement,

“KAVL Interim Balance Sheet” means the balance sheet of KAVL included in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2024, filed with the SEC on June 18, 2024.

“KAVL Interim Balance Sheet Date” means April 30, 2024.

“KAVL Outstanding Shares” means the total number of shares of KAVL Common Stock outstanding immediately prior to the Closing expressed on a basic basis, and assuming, without limitation or duplication, (i) the issuance of shares of KAVL Common Stock in respect of the KAVL Series B Preferred Stock in accordance with Section 1.6(b), (ii) the exercise of each KAVL Stock Option outstanding as of the Closing or prior thereto, on a net-exercise basis, and (iii) the issuance of shares of KAVL Common Stock in respect of all other options, restricted stock units, rights or convertible (inclusive of debt, preferred or minority interests) securities to receive such shares that will be outstanding immediately after the Closing.

“KAVL Pre-Funded Warrants” means the pre-funded warrants to purchase shares of KAVL Common Stock that were issued pursuant to the securities purchase agreement, dated as of June 21, 2024, by and between KAVL and the purchasers named therein.

“KAVL Preferred Stock” means shares of Preferred Stock, par value $0.001 par value per share, of KAVL.

“KAVL RSUs” means the Restricted Stock Units of KAVL granted pursuant to the KAVL Incentive Plan.

“KAVL Securities” means the KAVL Common Stock, the KAVL Preferred Stock, the KAVL Stock Options and the KAVL Warrants, collectively.

“KAVL Series B Preferred Stock” means shares of Series B Preferred Stock, par value $0.001 par value per share, of KAVL.

“KAVL Series B CoD” means the Certificate of Designation of Rights and Preferences of KAVL Series B Preferred Stock, as amended.

“KAVL Stock” means the KAVL Common Stock and the KAVL Preferred Stock, collectively.

“KAVL Stock Options” means options to purchase shares of KAVL Common Stock issued by KAVL pursuant to the KAVL Incentive Plan.

“KAVL Warrants” means the KAVL Common Warrants and the KAVL Pre-Funded Warrants, collectively.

“KBI” means Kaival Brands International, LLC, a Delaware limited liability company, and subsidiary of KAVL.

“Knowledge” means, with respect to (a) Delta, the actual knowledge of each of Mudit Paliwal, Peter Shaerf and Joseph Nelson, after reasonable inquiry with his direct reports responsible for the applicable subject matter and any relevant books and records; (b) KAVL, the actual knowledge of each of Mark Thoenes and Eric Morris, after reasonable inquiry with their direct reports responsible for the applicable subject matter and any relevant books and records; and (c) any other Party, (i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (ii) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any outbreak or continuation of an epidemic or pandemic (including, without limitation, COVID-19), including the effects of any Governmental Authority or other third-party responses thereto; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided, further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to KAVL, the failure to obtain the Required KAVL Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to KAVL.

“Maxim Delta Engagement Agreement” means the letter agreement, dated as of July 1, 2021, as amended on April 9, 2022, May 17, 2022, September 6, 2022, November 2, 2022 and June 20, 2024.

“Maxim Fee Percentage” equals three and seven-tenths percent (3.7%).

“Maxim KAVL Advisory Agreement” means the M&A Advisory Agreement, dated as of February 5, 2024, by and between Maxim and KAVL.

“Maxim KAVL Placement Agreement” means that certain placement agreement, dated as of June 21, 2024, by and between Maxim and Kaival.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Novation” means a novation as contemplated by Section 8.3(b)(viii) hereof or which involves any novation of the PMI License or any PMI License Documents.

“Novation Agreement” means a novation agreement, in form and substance reasonably acceptable to Delta, which provides generally that Assignor transfers to Assignee and Assignee assumes all Liabilities and obligations of Assignor, in to and under the PMI License Documents and documents delivered pursuant thereto as if Assignee and not Assignor was the party thereto; and PMI consents to such transfer and assumption and irrevocably and unconditionally releases each Assignor of all Liabilities and obligations prior to and after the effective date of the Novation Agreement (and Bidi consents to such transfer and assumption and irrevocably and unconditionally releases each Assignor of all Liabilities and obligations prior to the effective date of the Novation Agreement), with each of KAVL and KBI being an Assignor and Bidi or its affiliate being the Assignee. With respect to the Bidi License Documents (between Bidi and KAVL), the Novation Agreement shall also include such modifications and amendments to the Bidi License Documents, in form and substance reasonably acceptable to Delta, consistent with the foregoing, including applicable indemnification by Bidi and the Bidi License Document Amendments.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, statutory books, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per KAVL Share Price” means an amount equal to the quotient of (i) the KAVL Equity Value, divided by (ii) the KAVL Outstanding Shares; provided, that such amount will be equitably adjusted by Pubco’s board of directors at the applicable time that any of the Earnout Shares are issued to account for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to Pubco Ordinary Shares occurring after the Closing.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves (as determined in accordance with GAAP or IFRS, as applicable) have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, exempted company, partnership (including a general partnership, limited partnership, exempted limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PMI License Agreement” means that certain Deed of Licensing Agreement, between PMI and KBI, dated June 13, 2022, as amended by the Deed of Amendment No. 1 to the Licensing Agreement, dated August 4, 2023, by and among PMI, KBI, Bidi and KAVL, and as amended from time to time.

“PMI” means Philip Morris Products S.A., a corporation incorporated under the laws of Switzerland.

“PMI License Documents” means the PMI License, the PMI License Agreement, the Deed of Guarantee, the Deed of Letter, the Deed of Side Letter, and the documents and agreements in connection therewith.

“Post-Closing Pubco Shares” means the quotient determined by dividing (a) the KAVL Outstanding Shares by (b) the KAVL Allocation Percentage.

“Pubco Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Pubco Ordinary Warrants” means the warrants to purchase Pubco Ordinary Shares to be issued in exchange for the KAVL Common Warrants.

“Pubco Pre-Funded Warrants” means the pre-funded warrants to purchase Pubco Ordinary Shares to be issued in exchange for the KAVL Pre-Funded Warrants.

“Pubco Preference Shares” means the preference shares, par value $0.0001 per share, of Pubco.

“Pubco Securities” means the Pubco Ordinary Shares, the Pubco Preferred Shares and the Pubco Warrants, collectively.

“Pubco Warrants” means the Pubco Ordinary Warrants and the Pubco Pre-Funded Warrants, collectively.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Superior Proposal” means any bona fide written offer in respect of a Takeover Proposal (provided, that for the purposes of this definition all references in the definition of Takeover Proposal to (a) “fifteen percent (15%)” shall be replaced by references to “a majority” and (b) “eighty-five percent (85%)” shall be replaced by “fifty percent (50%)”) received by KAVL after the date hereof that is not the result of a breach or violation by KAVL of Section 8.6 of this Agreement and is on terms that the KAVL Board determines in its good faith judgment (after consultation with a financial advisor and outside legal counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, financial legal and regulatory considerations, the identity of the Person or Persons making the proposal, the possibility of KAVL’s stockholders to participate in the continuing growth of the Surviving Corporation, and other aspects of the proposal that the KAVL Board deems relevant, (i) if completed, is more favorable from a financial point of view to the holders of KAVL Common Stock than the Transactions (taking into account the payment of the Superior Proposal Termination Fee hereunder, as well as the terms of any proposal by Delta to modify the terms of the Transactions) and (ii) is reasonably capable of being completed on the terms proposed.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Delta or any of its Affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving KAVL or any KAVL Company and involving (a) assets or businesses that constitute or represent fifteen percent (15%) or more of the total revenue or assets of KAVL and its Subsidiaries, taken as a whole, (b) fifteen percent (15%) or more of the outstanding shares of KAVL Common Stock or any other KAVL capital stock or capital stock of, or other equity or voting interests in, any KAVL Company directly or indirectly holding, individually or taken together, the assets or business referred to in clause (a) above, (c) a transaction pursuant to which the stockholders of KAVL immediately preceding such transaction would hold less than eighty-five percent (85%) of the voting equity interest in the surviving or resulting entity of such transaction, or (d) any combination of the foregoing, in each case other than the Transactions.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, real property, personal property, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law, (c) liability under any abandonment or unclaimed property, escheat or similar Law and (d) any Liability for the payment of amounts described in clauses (a), (b) or (c) of this sentence as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Termination Fee” means as applicable, the Delta Termination Fee, the KAVL Termination Fee or the Superior Proposal Termination Fee.

“Termination Agreement” means a termination agreement, in form and substance reasonably acceptable to Delta, which irrevocably and unconditionally releases and discharges each of KAVL and KBI, and each of their affiliates and indemnifying parties (in each case, other than Bidi and/or its affiliates), from any and all liabilities, agreements, obligations, rights and duties required to be performed by such persons under the terminated agreements, including Liabilities, agreements, obligations, rights and duties that arose before the effective date of such termination agreement and/or in connection with such termination, and such terminated agreements shall include the PMI License Documents (as well as the Bidi License Documents); provided, however, that any termination of the Bidi License Documents shall provide for (i) payment prior to termination of any amounts due and owing thereunder to KBI or KAVL (ii) indemnification from Bidi to KAVL and KBI (and their indemnifying parties and affiliates (other than Bidi or Bidi’s affiliates)).

“Total Exchange Shares” means a number of shares equal to the product determined by multiplying (a) the Post-Closing Pubco Shares by (b) the Delta Allocation Percentage.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which Pubco Ordinary Shares are actually traded on the principal securities exchange or securities market on which Pubco Ordinary Shares are then traded or listed.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

13.2       Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Accounts Receivable	4.7(d)
Agreement	Preamble
Amended Maxim Agreement	8.22
Amended Pubco Charter	9.1(g)
Antitrust Laws	8.9(b)
Audited Delta Financials	6.7(a)
Certificate of Merger	1.2
Change in Recommendation	8.6(c)
Closing	3.1
Closing Date	3.1
Closing Filing	8.12(b)
Closing Press Release	8.12(b)
Contracting Parties	11.2
Delta	Preamble
Delta Balance Sheet	6.7(a)
Delta Balance Sheet Date	6.7(a)
Delta Benefit Plan	6.19(a)
Delta Certificates	2.3(b)
Delta D&O Indemnified Person	8.15(b)
Delta Directors	8.14(a)
Delta Disclosure Schedules	Article VI
Delta Earnout Shares	2.4(a)
Delta Financials	6.7(a)
Delta IP	6.13(c)
Delta IP Licenses	6.13(a)
Delta Material Contract	6.12(a)
Delta Permits	6.10
Delta Personal Property Leases	6.16
Delta Real Property Leases	6.15
Delta Registered IP	6.13(a)
Delta Related Person	6.21
Delta Termination Fee	10.4(b)
Delta Top Customer	6.23
Delta Top Vendor	6.23
D&O Tail Insurance	8.15(d)
Effective Time	1.2
EGS	3.1
Employment Agreements	Recitals
Enforceability Exceptions	4.2
Environmental Permit	4.20(a)
Exchange Agent	1.6(h)(i)
Exchange Fund	1.6(h)(ii)
Exchange Listing Application	8.21
Expenses	10.3
Federal Securities Laws	8.7
Financing Agreements	8.23
Health Plan	4.19(k)
Interim Period	8.1(a)
KAVL	Preamble
KAVL Benefit Plan	4.19(a)
KAVL Board	8.6(a)
KAVL Certificates	1.6(h)(iii)
KAVL D&O Indemnified Person	8.15(a)

KAVL Director	8.14(a)
KAVL Disclosure Schedules	Article IV
KAVL Financials	4.7(b)
KAVL Holder Lock-Up Agreements	Recitals
KAVL IP	4.13(c)
KAVL IP Licenses	4.13(a)
KAVL Material Contract	4.12(a)
KAVL Owned Real Property	4.15(b)
KAVL Permits	4.10
KAVL Real Property Leases	4.15(a)
KAVL Real Property Permits	4.15(c)
KAVL Registered IP	4.13(a)
KAVL Related Person	4.21
KAVL Termination Fee	10.4(a)
KAVL Top Customers	4.26
KAVL Top Vendors	4.26
Letter of Transmittal	1.6(h)(iii)
Lock-Up Agreements	Recitals
Lost Certificate Affidavit	2.3(b)
Maxim	1.7
Maxim Earnout Shares	1.7
Maxim Fee Shares	1.7
Merger	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
New Seller	8.2(c)
Nonparty Affiliates	11.2
OFAC	4.24(c)
Off-the-Shelf Software	4.13(a)
Outside Date	10.1(b)
Party(ies)	Preamble
Post-Closing Pubco Board	8.14(a)
Product	4.27
Proxy Statement	8.11(a)
Pubco	Preamble
Pubco Book Entry Shares	1.6(h)(ii)
Pubco Equity Plan	8.11(b)
Public Certifications	4.7(a)
Purchased Shares	2.1
Qualifying SEC Reports	Article IV
Registration Rights Agreement	Recitals
Registration Statement	8.11(a)
Releasing Persons	11.1
Required KAVL Stockholder Approval	9.1(a)
Restated 2025 EBITDA	2.4(d)
Restated 2025 Net Income	2.4(d)
Restated 2025 Revenue	2.4(d)
SEC Reports	4.7(a)
Seller Lock-Up Agreements	Recitals
Sellers	Preamble
Share Exchange	Recitals
Special Stockholder Meeting	8.11(b)
Signing Filing	8.12(b)
Signing Press Release	8.12(b)
Specified Courts	12.5
Stock Exchange	8.21
Stockholder Approval Matters	8.11(b)
Superior Proposal Termination Fee	10.4(c)
Surviving Corporation	1.1
Transaction Financing	8.23
Transactions	Recitals
Transfer Taxes	8.17
Voting Agreement Delivery Date	4.2
Voting Agreement Requirements	8.11(h)
Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Delta:

DELTA CORP HOLDINGS LIMITED,
a company incorporated in England and Wales

By:	/s/ Mudit Paliwal
Name:	Mudit Paliwal
Title:	Chief Executive Officer

Pubco:

DELTA CORP HOLDINGS LIMITED,
a Cayman Islands exempted company

By:	/s/ Mudit Paliwal
Name:	Mudit Paliwal
Title:	Chief Executive Officer

Merger Sub:

KAVL MERGER SUB INC.,
a Delaware corporation

By:	/s/ Mudit Paliwal
Name:	Mudit Paliwal
Title:	Chief Executive Officer

KAVL:

KAIVAL BRANDS INNOVATIONS GROUP, INC.,
a Delaware corporation

By:	/s/ Mark Thoenes
Name:	Mark Thoenes
Title:	Interim Chief Executive Officer

{Signature Page to Merger and Share Exchange Agreement}

The Sellers:

Print Name of Seller: Delta Corp Cayman Limited

By: /s/ Mudit Paliwal
{Signature}

If Entity, Print Name and Title of Signatory: /s/ Mudit Paliwal Chief Executive Officer

Address: Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

Facsimile: ______________________________________

Telephone: ____________________________________

Email: ________________________________________

{Signature Page to Merger and Share Exchange Agreement}

ANNEX I
List of Sellers

Seller Name	Number of Delta Shares Held by Seller	Percentage Ownership
Delta Corp Cayman Limited	1,000	100.00%
TOTAL	1,000	100.00%

EXHIBIT 10.1

VOTING AND SUPPORT AGREEMENT

 This Voting and Support Agreement (this “Agreement”) is made as of September 23, 2024, by and among (i) Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), (ii) Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), (iii) Kaival Brands Innovations Group, a Delaware corporation (“KAVL”), and (iv) the undersigned holder (“Holder”) of capital stock and/or securities convertible into capital stock of KAVL. Any capitalized term used but not defined in this Agreement shall have the meaning ascribed to such term in the Transaction Agreement (as defined below).

WHEREAS, on September 23, 2024, Pubco, Delta, KAVL, KAVL Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”), and each of the holders of outstanding Delta Shares named on Annex I thereto (the “Sellers”) entered into that certain Merger and Share Exchange Agreement (as may be amended, supplemented and/or modified from time to time in accordance with the terms thereof, the “Transaction Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), (a) Merger Sub shall merge with and into KAVL, with KAVL continuing as the surviving entity (the “Merger”), as a result of which, (i) KAVL shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of KAVL immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof (other than a holder of a KAVL Stock Option or KAVL RSU, which securities will be terminated as of the Closing) to receive a substantially equivalent security of Pubco, and (b) Pubco shall acquire all of the issued and outstanding Delta Shares from the Sellers in exchange for Pubco Ordinary Shares (the “Share Exchange” and, collectively with the Merger and the other transactions contemplated by the Transaction Agreement and the Ancillary Documents, the “Transactions”), all upon the terms and subject to the conditions set forth in the Transaction Agreement and in accordance with the provisions of applicable law;

 WHEREAS, the Board of Directors of KAVL has (a) approved the Transactions, (b) determined that the Transactions are fair to and in the best interests of KAVL and its stockholders (the “KAVL Stockholders”) and (c) recommended the approval and the adoption by each of KAVL Stockholders of the Transaction Agreement, the Ancillary Documents, the Merger and the other Transactions; and

 WHEREAS, as a condition to the willingness of each of Pubco and Delta to enter into the Transaction Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by Delta and KAVL to consummate the Transactions, Pubco, Delta, KAVL and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to Delta regarding the manner in which Holder is bound hereunder to vote any shares of capital stock of KAVL which Holder beneficially owns, acquires, holds or otherwise has voting power (the “Shares”) during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Transaction Agreement, the Merger, the Ancillary Documents and the Transactions, and to otherwise supposed the Transactions.

 NOW, THEREFORE, in consideration of the premises set forth above and in the Transaction Agreement, which are incorporated in this Agreement as if fully set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.       Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares (and, in the case of Section 1(b), all of the Securities (as defined below)):

(a)       during the Voting Period, at each meeting of KAVL Stockholders or any class or series thereof, and in each written consent or resolutions of any of KAVL Stockholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Merger, the Transaction Agreement, the Ancillary Documents, any amendments to KAVL’s Organizational Documents, and all of the other Transactions (and any actions required in furtherance thereof, including waiving any notice that may have been or may be required relating to the Transactions or any of the other transactions contemplated by the Transaction Agreement), (ii) in favor of the other matters set forth in the Transaction Agreement, and (iii) to vote the Shares in opposition to: (A) any Takeover Proposal and any and all other proposals (x) for the acquisition of KAVL, (y) that could reasonably be expected to delay or impair the ability of KAVL to consummate the Merger, the Transaction Agreement or any of the Transactions, or (z) which are in competition with or materially inconsistent with the Transaction Agreement or the Ancillary Documents; (B) other than as contemplated by the Transaction Agreement, any material change in (x) the present capitalization of KAVL or any amendment of KAVL’s Organizational Documents or (y) KAVL’s corporate structure or business; or (C) any other action or proposal involving any KAVL Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Closing under the Transaction Agreement not being fulfilled;

(b)       to execute and deliver all related documentation and take such other action in support of the Merger, the Transaction Agreement, any Ancillary Documents and any of the Transactions, as shall reasonably be requested by KAVL, Pubco or Delta in order to carry out the terms and provisions of this Section 1, including (i) if applicable, execution and delivery to KAVL or other applicable Person of a Letter of Transmittal and the transmittal documents to be delivered in connection therewith, (ii) if applicable, delivery of Holder’s KAVL Certificates, duly endorsed for transfer, to KAVL or the Exchange Agent, as applicable, and any similar or related documents and such other documents as may be reasonably requested by KAVL, Pubco, Delta or the Exchange Agent, as applicable, (iii) if applicable, delivery of instrument(s) contemplating the conversion or exchange of any other KAVL Securities held by Holder (“KAVL Convertible Securities”), as applicable, for shares of KAVL Common Stock (or other similar documentation reasonably requested by KAVL, Pubco, Delta or the Exchange Agent), (iv) any actions by written consent of KAVL Stockholders presented to Holder, and (v) any applicable Ancillary Documents (including, if applicable, a Lock-Up Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents;

(c)       except for transfers expressly permitted by, and effected in accordance with, Section 3(b), not to deposit, and to cause their Affiliates not to deposit, except as expressly provided in this Agreement, any Shares owned by Holder or Holder’s Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by KAVL, Pubco and Delta in connection with the Transaction Agreement, the Ancillary Documents and/or any of the Transactions;

(d)       except as contemplated by the Transaction Agreement or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any KAVL Securities in connection with any vote or other action with respect to the Transactions, other than to recommend that KAVL Stockholders vote in favor of adoption of the Transaction Agreement and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the Transaction Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement); and

(e)       to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law at any time with respect to the Merger, the Transaction Agreement, the Ancillary Documents and/or any of the Transactions, including pursuant to the DGCL.

For the avoidance of doubt, nothing in this Section 1 shall limit or affect any actions or omissions taken by Holder in its capacity as a director or officer of KAVL and no such actions or omissions shall be deemed a breach of this Section 1.

2.       Grant of Proxy. During the Voting Period, Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, Delta and any designee of Delta (determined in Delta’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Holder, solely on the matters and in the manner specified in Section 1 above. The proxy granted by Holder pursuant to this Section 2 is irrevocable and is granted in consideration of Delta entering into this Agreement and the Transaction Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Transaction Agreement and, except upon the termination of this Agreement in accordance with Section 6(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 6(a), to vote its Shares in accordance with Section 1 above. Delta agrees on behalf of itself and its officers to use the irrevocable proxy that is granted by Holder hereby solely to the extent specified in this Section 2 and only in accordance with applicable Law and that to the extent Delta or its officers use such irrevocable proxy, they will only vote (or sign written consents in respect of) the Shares with respect to the matters specified in, and in accordance with the provisions of, Section 1(a).

3.       Other Covenants.

(a)       No Transfers. Holder agrees that during the Voting Period, Holder shall not, and Holder shall cause Holder’s Affiliates not to, without the prior written consent of Pubco and Delta, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Securities (as defined below); (ii) grant any proxies or powers of attorney with respect to any or all of the Securities; (iii) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or KAVL’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Securities; or (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. KAVL hereby agrees that it shall not permit any Transfer of the Securities in violation of this Agreement. Holder agrees with, and covenants to Pubco and Delta, that Holder shall not request that KAVL register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any KAVL Security during the term of this Agreement, unless and until Holder shall have complied with the terms of this Agreement.

(b)       Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) if Holder is an individual, to any immediate family member or trust for the benefit of any immediate family member, (ii) if Holder is an entity, to any stockholder, member or partner of Holder, (iii) to any Affiliate of Holder, or (iv) to any Person if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar applicable Law, so long as, in the case of the foregoing clauses (i), (ii), (iii) and (iv), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement to be so bound. During the term of this Agreement, KAVL shall not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder’s Shares, except as permitted by, and in accordance with, this Section 3(b).

(c)       Exercise or Conversion of KAVL Convertible Securities. Holder agrees that at least three (3) Business Days prior to the record date for holders of KAVL Common Stock to vote at the Special Stockholder Meeting (or to act by written consent in lieu thereof in order to obtain the Required KAVL Stockholder Approval), Holder will exercise or convert any in-the-money KAVL Convertible Securities that it owns, beneficially or of record, or otherwise has control into shares of KAVL Common Stock, and the shares of KAVL Common Stock issued upon exercise or conversion of such KAVL Convertible Securities shall become Shares under this Agreement.

(d)       Consents on Behalf of Affiliates. Holder hereby agrees that to the extent that Holder or any Affiliate of Holder has a Consent right with respect to the Transaction Agreement, the Ancillary Documents, the Merger or the other Transactions pursuant to Contractual rights held by Holder or such Affiliate of Holder (or a right to claim of default under, modify or terminate such Contract), Holder will, and will cause any such Affiliate, to provide such Consent (and/or waive such default under or right to modify or terminate such Contract, at the request of Delta, Pubco or KAVL), as promptly as practicable after the date of this Agreement.

(e)       Changes to Securities. In the event of a stock dividend or distribution, or any change in the shares of capital stock of KAVL by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Securities” shall be deemed to refer to and include the Securities as well as all such stock dividends and distributions and any securities into which or for which any or all of the Securities may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify Pubco, Delta and KAVL promptly in writing of the number and type of any changes to Holder’s ownership of or voting control with respect to Securities, upon Holder’s acquisition or commitment to acquire any additional KAVL Securities or upon any other changes involving Holder relating to capital stock or securities convertible or exercisable for capital stock of KAVL.

(f)       Compliance with Transaction Agreement. During the Voting Period, Holder agrees not to take or agree or commit to take any action that knowingly would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that Holder shall use its commercially reasonable efforts to cooperate with Delta to effect the Merger, all other Transactions, the Transaction Agreement, the Ancillary Documents and the provisions of this Agreement.

(g)       Registration Statement. During the Voting Period, Holder agrees to provide to Delta, KAVL, Pubco and their respective Representatives any information regarding Holder or the Securities that is reasonably requested by Delta, KAVL, Pubco or their respective Representatives for inclusion in the Registration Statement.

(h)       Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein or in the Transaction Agreement without the prior written approval of KAVL, Pubco and Delta, other than as required by the Exchange Act or other applicable securities laws, in which case, Holder shall provide a reasonable opportunity for KAVL, Pubco and Delta to review and comment on such public statements. Holder hereby authorizes KAVL, Pubco and Delta to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Securities and the nature of Holder’s commitments and agreements under this Agreement, the Transaction Agreement and any other Ancillary Documents.

4.       No Limitation. Notwithstanding anything in this Agreement to the contrary, Holder shall not be limited or restricted in any way from taking any action (or failing to take any action) in good faith in his or her capacity as a director or officer of KAVL (including to the extent permitted by the Transaction Agreement), or in the exercise of his or her fiduciary duties in his or her capacity as a director or officer of KAVL, and no action taken in good faith in any such capacity as an officer or director of KAVL shall be deemed to constitute a breach of this Agreement; provided, that any action so taken or omitted shall not relieve Holder from his or her obligations hereunder. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Holder, and, notwithstanding anything in this Agreement to the contrary, Holder shall not be limited or restricted in any way from voting in his or her sole discretion on any matter other than the matters referred to in Section 1(a) hereof.

5.       Representations and Warranties of Holder. Holder hereby represents and warrants to Pubco, KAVL and Delta as follows:

(a)       Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization, and (B) has all necessary power and authority to execute and deliver this Agreement, to perform Holder’s obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder have been duly authorized by all necessary corporate, limited liability or partnership action, as applicable, on the part of Holder. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that each of Pubco and Delta is entering into the Transaction Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b)       Ownership of Securities. As of the date hereof, Holder has beneficial ownership over the type and number of the Shares and, to the extent applicable, the other securities issued by KAVL set forth under Holder’s name on the signature page hereto (collectively, the “Securities”), is the lawful owner of such Securities, has the sole power to vote or cause to be voted such Securities (to the extent such Securities have associated voting rights), and has good and valid title to such Securities, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities laws or KAVL’s Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder pursuant to arrangements made by Holder. Except for the Shares and other securities of KAVL set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of KAVL, (ii) securities of KAVL having the right to vote on any matters on which the holders of equity securities of KAVL may vote or which are convertible into or exchangeable for, at any time, equity securities of KAVL or (iii) options, warrants or other rights to acquire from KAVL any equity securities or securities convertible into or exchangeable for equity securities of KAVL.

(c)       No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by Holder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, as applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any agreement, contract, obligation or other arrangement to which Holder is a party or by which Holder or any of the Securities or Holder’s other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d)       No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Securities, and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of Holder’s material obligations under this Agreement.

6.        Miscellaneous.

(a)       Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of Pubco, Delta, KAVL, or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of each of Pubco, Delta, KAVL, and Holder, (ii) the Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Effective Time), and (iii) the date of termination of the Transaction Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Section 6(a) shall survive the termination of this Agreement.

(b)       Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of Pubco, KAVL and Delta, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Each of Pubco, KAVL and Delta may freely assign any or all of its respective rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) or Affiliate without obtaining the consent or approval of Holder or any other party.

(c)       Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions, express or implied, contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)       Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 6(g). Nothing in this Section 6(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e)       WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(e).

(f)       Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)       Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Pubco, Delta or, following the Closing, KAVL, to:

Boundary Hall, Cricket Square
Grand Cayman
KY1-1102
Cayman Islands
Attn: Mudit Paliwal
Telephone No.: + 1 345 814 6677
E-mail: mudit.paliwal@wearedelta.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq. and
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com and
swilliams@egsllp.com

If to KAVL at or prior to the Closing, to:

Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, FL 32949
Attn: Mark Thoenes, CEO
Telephone No.: (833) 452-4825
E-mail: mark@kaivalbrands.com

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st floor
New York, NY 10036
Attn: Ross David Carmel, Esq;
Jeffrey Wofford, Esq.
Telephone No.: (212) 930-9700
E-mail: rcarmel@srfc.law and jwofford@srfc.law

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement, with a copy (which will not constitute notice) to, if not the party sending the notice, each of KAVL and Delta (and each of their copies for notices hereunder).

(h)       Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Pubco, Delta, KAVL and the Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i)       Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j)       Specific Performance. The parties acknowledges that the obligations of each party, under this Agreement, are unique and recognizes and affirms that in the event of a breach of this Agreement by either party, money damages will be inadequate and the parties will not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms or were otherwise breached. Accordingly, each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k)       Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Agreement, the non-prevailing party in any such Action shall pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

(l)       No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, Pubco, KAVL and Delta, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other KAVL stockholders entering into voting agreements with KAVL, Pubco or Delta. Holder is not affiliated with any other holder of securities of KAVL entering into a voting agreement with KAVL, Pubco or Delta in connection with the Transaction Agreement and has acted independently regarding Holder’s decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in KAVL, Pubco or Delta any direct or indirect ownership or incidence of ownership of or with respect to any Securities.

(m)       Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(n)       Entire Agreement. This Agreement (together with the Transaction Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Transaction Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco or Delta or any of the obligations of Holder under any other agreement between Holder and Pubco or Delta or any certificate or instrument executed by Holder in favor of Pubco or Delta, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Pubco or Delta or any of the obligations of Holder under this Agreement.

(o)       Counterparts; Electronic Delivery. This Agreement may be executed in multiple counterparts (including by email, pdf or other electronic document transmission), each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

Delta:

Delta Corp Holdings Limited

By:
Name:	Mudit Paliwal
Title:	Chief Executive Officer

Pubco:

Delta Corp Holdings Limited

By:
Name:	Mudit Paliwal
Title:	Director

KAVL:

KAIVAL BRANDS INNOVATIONS GROUP, INC.

By:
Name:
Title:

{Additional Signature on the Following Page}

{Signature Page to Voting Agreement}

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

Holder:

Name of Holder: [________________________________]

By: ____________________________________________

Name:

Title:

Number and Type of KAVL Securities:

KAVL Common Stock: ____________________________________________________

KAVL Preferred Stock: ____________________________________________________

KAVL RSUs: ____________________________________________________________

KAVL Stock Options: _____________________________________________________

KAVL Company Warrants: _________________________________________________

KAVL Pre-Funded Warrants: ________________________________________________

Address for Notice:

Address: ____________________________________________________

____________________________________________________________

____________________________________________________________

Email: ______________________________________________________

Telephone No.: _______________________________________________

{Signature Page to Voting Agreement}

EXHIBIT 10.2

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of September 23, 2024 by and among (i) Delta Corp Holdings Limited, a company incorporated in England and Wales (together with its successors and assigns, “Delta”), (ii) Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), (iii) Kaival Brands Innovations Group, Inc., a Delaware corporation (“KAVL”), and (iv) the undersigned holder of KAVL securities (“Holder”). Any capitalized term used but not defined in this Agreement shall have the meaning ascribed to such term in the Transaction Agreement (as defined below).

WHEREAS, on or about the date hereof, Delta, KAVL, Pubco, KAVL Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”), and each of the holders of outstanding Delta Shares named on Annex I thereto (the “Sellers”) entered into that certain Merger and Share Exchange Agreement (as it may be amended, supplemented and/or modified from time to time in accordance with the terms thereof, the “Transaction Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), (a) Merger Sub shall merge with and into KAVL, with KAVL continuing as the surviving entity (the “Merger”), as a result of which, (i) KAVL shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of KAVL immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof (other than a holder of a KAVL Stock Option or KAVL RSU, which securities will be terminated as of the Closing) to receive a substantially equivalent security of Pubco, and (b) Pubco shall acquire all of the issued and outstanding Delta Shares from the Sellers in exchange for Pubco Ordinary Shares (the “Share Exchange” and, collectively with the Merger and the other transactions contemplated by the Transaction Agreement and the Ancillary Documents, the “Transactions”), all upon the terms and subject to the conditions set forth in the Transaction Agreement and in accordance with applicable law;

WHEREAS, as of the date hereof, Holder is a holder of KAVL Common Stock, KAVL Preferred Stock, KAVL RSUs, KAVL Stock Options and/or KAVL Warrants in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Transaction Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which all of the Pubco Ordinary Shares and Pubco Warrants to be received by Holder in the Merger, including any Pubco Ordinary Shares issuable upon exercise of any such Pubco Warrants (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.       Lock-Up Provisions.

(a)       Holder hereby agrees not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) the six (6) month anniversary of the date of the Closing, (y) the date on which the closing price of Pubco Ordinary Shares on Nasdaq (or any other principal stock exchange or quotation service on which the Pubco Ordinary Shares are then traded) is at least one-hundred and ten percent (110%) of the Per KAVL Share Price for twenty (20) out of thirty (30) consecutive Trading Days commencing after the Closing, and (z) the date after the Closing on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). Notwithstanding the foregoing, from and after the three (3) month anniversary of the date of Closing until the end of the Lock-Up Period, Holder shall be permitted to sell or transfer Restricted Securities each Trading Day in an aggregate amount no greater than ten percent (10%) of the trading volume of the Pubco Ordinary Shares as reported on Bloomberg, LP for the prior Trading Day (as such trading volume is equitably adjusted for stock splits, stock dividends, reorganizations and recapitalizations after the Closing), and any such sales or transfers shall not be a Prohibited Transfer hereunder.

(b)       The foregoing Section 1(a) shall not apply to: (i) the transfer of any or all of the Restricted Securities owned by Holder (A) by gift, will, or intestate succession upon the death of Holder, (B) to any Permitted Transferee (as defined below) or (C) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union or pursuant to a domestic relations order; provided, however, that in the case of any of clauses (A), (B) or (C), it shall be a condition to such transfer that the transferee executes and delivers to Pubco, Delta and the Company an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement; (ii) transactions relating to shares of Pubco Ordinary Shares or other securities acquired in open market transactions after the completion of the Closing; (iii) the establishment after the Closing of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the transfer of Pubco Ordinary Shares, provided, that (A) such plan does not provide for the transfer of Pubco Ordinary Shares during the Lock-Up Period and (B) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the undersigned or Pubco regarding the establishment of such plan; or (iv) the exercise of any Substituted Option, including any exercise effected by the delivery of Pubco Ordinary Shares held by the undersigned to Pubco. As used in this Agreement, the term “Permitted Transferee” shall mean: (A) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (B) any trust for the direct or indirect benefit of Holder or the immediate family of Holder; (C) if Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (D) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder; and (E) any affiliate of Holder. Holder further agrees to execute such agreements as may be reasonably requested by Pubco, Delta and KAVL that are consistent with the foregoing or that are necessary to give further effect thereto.

(c)       If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(d)       During the Lock-Up Period, each certificate or book entry evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF SEPTEMBER 23, 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS THE SAME MAY BE AMENDED, SUPPLEMENTED AND/OR MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)        For the avoidance of any doubt, Holder shall retain all of its rights as a security holder of Pubco with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities and the right to exercise any Pubco Warrants (provided that the Pubco Ordinary Shares issued upon such exercise will be Restricted Securities hereunder).

2.       Miscellaneous.

(a)       Effectiveness; Termination of Transaction Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Transaction Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and become null and void and be of no further force or effect.

(b)       Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. Each of Pubco, KAVL and Delta may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) or Affiliate without obtaining the consent or approval of Holder or any other party.

(c)       Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)        Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(g). Nothing in this Section 2(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e)       WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(e). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR COPY OF THIS SECTION 2(e) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF SUCH PARTY TO THE WAIVER OR ITS RIGHT TO TRIAL BY JURY.

(f)       Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)       Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to KAVL at or prior to the Closing, to:

Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, FL 32949
Attn: Mark Thoenes, CEO
Telephone No.: (833) 452-4825
E-mail: mark@kaivalbrands.com

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st floor
New York, NY 10036
Attn: Ross David Carmel, Esq;
Jeffrey Wofford, Esq.
Telephone No.: (212) 930-9700
E-mail: rcarmel@srfc.law and jwofford@srfc.law

If to Pubco, Delta or, following the Closing, KAVL, to:

Boundary Hall, Cricket Square
Grand Cayman
KY1-1102
Cayman Islands
Attn: Mudit Paliwal
Telephone No.: + 1 345 814 6677
E-mail: mudit.paliwal@wearedelta.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq. and
Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com and
swilliams@egsllp.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(h)        Amendments and Waivers. This Agreement may not be amended or modified in any respect, except by a written agreement executed by Pubco, KAVL, Delta and Holder (or their respective permitted successors or assigns). No waiver will be effective unless it is expressly set forth in a written instrument executed by the waiving party and any such waiver will have no effect except in the specific instance in which it is given. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i)       No Authorization on Behalf of Pubco, Delta or KAVL. In the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Pubco, Delta or KAVL, from and after the Closing, Holder and/or Holder’s Affiliate (for the avoidance of doubt, excluding Pubco, Delta or KAVL itself to the extent such entity is an Affiliate of Holder) shall have no authority, express or implied, to act or make any determination on behalf of Pubco, Delta or KAVL in connection with this Agreement or any dispute or Action with respect hereto.

(j)       Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)       Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and KAVL, Delta and Pubco will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of KAVL, Delta and Pubco shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(l)       Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Transaction Agreement or any Ancillary Document. Holder acknowledges that Holder has received and reviewed a copy of the Transaction Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Delta, Pubco or KAVL or any of the obligations of Holder under any other agreement between Holder and Delta or any certificate or instrument executed by Holder in favor of Delta, Pubco or KAVL, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Delta, Pubco or KAVL, or any of the obligations of Holder under this Agreement.

(m)       Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n)       Counterparts; Electronic Delivery. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow.}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Delta:

Delta Corp Holdings Limited

By:
Name:	Mudit Paliwal
Title:	Chief Executive Officer

Pubco:

Delta Corp Holdings Limited

By:
Name:	Mudit Paliwal
Title:	Director

KAVL:

KAIVAL BRANDS INNOVATIONS GROUP, INC.

By:
Name:
Title:

{Additional Signature on the Following Page}

{Signature Page to KAVL Holder Lock-Up Agreement}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder: [________________________________]

By: ____________________________________________

Name:

Title:

Number and Type of KAVL Securities:

KAVL Common Stock: ____________________________________________________

KAVL Preferred Stock: ____________________________________________________

KAVL RSUs: ____________________________________________________________

KAVL Stock Options: _____________________________________________________

KAVL Company Warrants: _________________________________________________

KAVL Pre-Funded Warrants: ________________________________________________

Address for Notice:

Address: ____________________________________________________

____________________________________________________________

____________________________________________________________

Email: ______________________________________________________

Telephone No.: _______________________________________________

{Signature Page to KAVL Holder Lock-Up Agreement}